082-35039

Schedule A

1. SENS Announcement, dated March 6, 2008, entitled "Barloworld Limited – Delisting on Certain European Exchanges"
2. SENS Announcement, dated March 13, 2008, entitled "Barloworld Limited – Barloworld Logistics Announces Significant International Acquisitions in US$70M Transaction"
3. SENS Announcement, dated April 7, 2008, entitled "Barloworld Logistics Announces Acquisition of Hong Kong Based Logistics Company"
4. Form CM 15, Return of Allotment of Shares, dated April 15, 2008
5. SENS Announcement, dated April 25, 2008, entitled "Barloworld Limited – Preference Dividend Number 144"
6. SENS Announcement, dated May 8, 2008, entitled "Barloworld Limited – Trading Statement"
7. SENS Announcement, dated May 12, 2008, entitled "Barloworld Limited – Reviewed Interim Results for the Six Months Ended 31 March 2008"
8. Form CM 15, Return of Allotment of Shares, dated May 15, 2008
9. SENS Announcement, dated June 12, 2008, entitled "Barloworld's 10% Broad-Based Black Ownership Initiative"

PROCESSED
JUL 0 3 2008
THOMSON REUTERS

08003496

RECEIVED
2008 JUL -1 A 8:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

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BAW / BAWP - Barloworld Limited - Delisting on cer

6 Mar 2008

RECEIVED
2008 JUL -1 A 8:56
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BAW BAWP
BAW
BAW / BAWP - Barloworld Limited - Delisting on certain European Exchanges
Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Share code: BAW)
(ISIN: ZAE000026639)
(Share code: BAWP)
(ISIN: ZAE000026647)
("Barloworld")

Company announcement - Delisting on certain European Exchanges

The Company has undertaken a review of all its secondary listings with a view to maintaining cost effectiveness while not detracting from the standard practice of acting in the best interests of shareholders at all times. A review of the trading history of the Company`s securities over the past two years on the Swiss Stock Exchange, Frankfurt Stock Exchange and Euronext Brussels has revealed such low volumes that it no longer justifies the expense and administration of maintaining these listings.

The company will continue to be primarily listed on the JSE Limited ("JSE") and secondary listed on the London Stock Exchange.

The delistings have been approved by the respective Exchanges and the salient dates and times are as follows:

1. Swiss Stock Exchange
   Last day to trade 6 March 2008
   Delisting date 7 March 2008

2. Frankfurt Stock Exchange
   Last day to trade 21 April 2008
   Delisting date 21 April 2008

3. Euronext Brussels - International Depositary Receipts ("IDRs")
   Last day to trade 21 December 2007
   Delisting date 21 December 2007

The IDRs holders can convert their IDRs into original shares, without any costs, until December 11, 2008. After this date, ING Belguim/ Soges-Fiducem S.A. will sell the original shares representing the IDRs not reconverted, and take the proceeds at the disposal of the IDRs Holders upon presentation of their IDRs. An announcement to this effect was published on Euronext on 12 December 2007 (In French and German). The holders now have 1 year to convert to scrip or receive cash.

Ends

Enquiries
Sibani Mngomezulu
011 - 445 1000
Sandton
6 March 2008

Sponsor
J.P.Morgan Equities Limited

Date: 06/03/2008 07:59:43 Produced by the JSE SENS Department.

The SENS service is an information dissemination service administered by the JSE Limited (`JSE`). The JSE does not, whether expressly, tacitly or implicitly, represent, warrant or in any way guarantee the truth, accuracy or completeness of the information published on SENS. The JSE, their officers, employees and agents accept no liability for (or in respect of) any direct,

indirect, incidental or consequential loss or damage of any kind or nature, howsoever arising, from the use of SENS or the use of, or reliance on, information disseminated through SENS.

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BAW/BAWP - Barloworld Limited - Barloworld Logisti 13 Mar 2008

RECEIVED
2008 JUL -1 A 8:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BAW BAWP
BAW
BAW/BAWP - Barloworld Limited - Barloworld Logistics announces significant international acquisitions in US$70m transaction
Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Share code: BAW)
(ISIN: ZAE000026639)
(Share code: BAWP)
(ISIN: ZAE000026647)
("Barloworld")
Barloworld Logistics announces significant international acquisitions in US$70m transaction
MEDIA: Business and trade
Barloworld Logistics, supply chain management subsidiary of industrial multinational Barloworld, today announced a major growth initiative by acquiring Dubai-based Swift Group and its affiliates in the Far East, India, UAE, Africa and Germany.
The acquisitions will catapult Barloworld Logistics into the global logistics arena, especially with regard to multimodal transport solutions, with several niche services and logistics activities between South East Asia, the Indian sub-continent, Europe and Africa.
The Swift group is privately held and has grown an international network specialising in distinctive logistics solutions and services. Now in its 19th year of operations, Swift is a leader in global transportation and logistics, with well-established services between South-East Asia and Western Europe and a number of innovative freight logistics solutions specific to African markets. Swift has over 600 employees in its 46 offices in 20 countries, spanning the Middle East, Far East, the Indian sub-continent, and Africa.
The acquisition will include the marketing operations of one of Swift`s business partners in Germany, which has been responsible for the commercialisation of sea-air combined transport (a multimodal transport solution), operating from the Far East and the Indian sub-continent via the UAE to various destinations in Europe.
Although Swift has made recent in-roads into China, Barloworld Logistics as part of its acquisition strategy is currently also finalising the acquisition of a Hong Kong-based logistics company to strengthen Swift`s presence in this region and to expand Swift`s product and service offering.
The cost of acquiring the Swift group and its affiliates will be US$70m, subject to final adjustment based on profit and other warranties to be achieved.
Barloworld Logistics CEO Paul Stuiver, commenting on the rationale for the acquisitions, says, "The skills, networks and clients of Swift and its affiliates will enable Barloworld Logistics to provide multimodal solutions in the global logistics arena. By expanding our freight management services through their networks, we will become a significant player in a supply chain network that stretches from Asian manufacturing to Western European and African consumers". Stuiver sees significant growth potential as Swift has an extensive African network which offers Barloworld Logistics the opportunity to sell additional supply chain services into these markets.
Muhannad Al Ashram, managing director of Al Ashram Enterprises, Barloworld Logistics` partner the region, adds that "the acquisitions will consolidate our existing logistics activities in Dubai which is already an important global logistics and trans-shipment hub. Most of the existing multimodal market originating from South East Asia is trans-shipped through the UAE".
Swift Group`s Chairman and Founder Issa Baluch confirms that he will continue to

play a leading role in the Swift Group and that, "It is a milestone for Swift - the staff, management and stakeholders - to be recognized as an organisation with a sound strategy and potential to grow even further as an integral part of the Barloworld group. I am extremely happy and excited for this organization and I believe we have a bright future ahead in pursuit of our corporate goal to serve the world from Dubai."

Swift was one of the first companies to reserve space in Dubai Logistics City for a purpose built logistics centre (29 000 sqm) and an additional airside facility at the new World Central Airport to provide smooth air connectivity for shipments (25 000 sqm). At present, Swift has a total of 18,000 pallet positions in its warehouses in the Jebel Ali Free Zone in Dubai, capable of cool, air-conditioned and dry storage.

Services into Africa include Swift Perishable Logistics operating from the Dubai Flower Centre, offering African farmers and traders opportunities to export perishables around the world via Swift`s African network; and the acclaimed SAM (Sea Air Model) - the first combined sea-air transport solution into several destination points in Africa with scheduled services from origin points in the Far East and India, via transit points in Dubai.

From a Barloworld group perspective, the transactions fit well with the solutions-based growth strategy being pursued in each of its core businesses.

Comments CEO Clive Thomson, "The acquisitions set the platform for significant long term value enhancement for the Barloworld Group, and emphasise the extent to which our Logistics business is well-positioned to take advantage of the opportunities presented by ongoing rapid globalisation and trade movements. From a strong home base in Africa, we are very excited about Barloworld Logistics spreading its wings on the global stage."

Log onto www.barloworld-logistics.com for more information

Distributed by : TerraNova Strategic PR
Contact : Christine Conradie
Tel : + 27 11 463 5713/+ 27 82 256 6997
E-mail : Christine@tnova.co.za
Written on behalf of : Barloworld Logistics
Enquiries
Sibani Mngomezulu
011 - 445 1000

Sandton
13 March 2008

Sponsor
J.P.Morgan Equities Limited

Date: 13/03/2008 12:29:46 Produced by the JSE SENS Department.

The SENS service is an information dissemination service administered by the JSE Limited (`JSE`). The JSE does not, whether expressly, tacitly or implicitly, represent, warrant or in any way guarantee the truth, accuracy or completeness of the information published on SENS. The JSE, their officers, employees and agents accept no liability for (or in respect of) any direct, indirect, incidental or consequential loss or damage of any kind or nature, howsoever arising, from the use of SENS or the use of, or reliance on, information disseminated through SENS.

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BAW / BAWP - Barloworld Logistics Announces Acquis

7 Apr 2008

BAW BAWP
BAW
BAW / BAWP - Barloworld Logistics Announces Acquisition Of Hong Kong Based Logistics Company
Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Share code: BAW)
(ISIN: ZAE000026639)
(Share code: BAWP)
(ISIN: ZAE000026647)
("Barloworld")

BARLOWORLD LOGISTICS ANNOUNCES ACQUISITION OF HONG KONG BASED LOGISTICS COMPANY

Following on the announcement during March that it had acquired the Swift Group in Dubai and was in the process of finalising a further acquisition, Barloworld Logistics today announced the acquisition of Hong Kong based logistics company Flynt International for US$ 13 million. The purchase price is subject to final adjustment based on profit and other warranties to be achieved.

Flynt International is a privately held company and has been operating since 1980. Flynt currently employ more than 130 staff with the majority based in Hong Kong. Other regional offices are located in Beijing, Shanghai and Guangzhou.

Commenting on the acquisition, Warren Erfmann, Barloworld Logistics CEO for Middle East and Asia, says, "In airfreight, Flynt is one of the top privately held freight forwarders in Hong Kong, which is very impressive in such a large market. By combining Flynt and Swift activities in the region we will significantly enhance our ability to provide supply chain solutions to customers in the Middle East, Europe and Africa.

Paul Stuiver, Barloworld Logistics CEO, says, "The acquisition of Flynt forms another link in providing multimodal solutions in the global logistics arena."

Barloworld Logistics is the supply chain management subsidiary of industrial multinational Barloworld. Since its formation 6 years ago Barloworld Logistics has grown into a leading South African supply chain management company and a significant provider of logistics services between South East Asia, the Middle East, Europe and Africa. Barloworld Logistics also operates in Spain, the UK and the USA.

Enquiries
Sibani Mngomezulu
011 - 445 1000
Sandton
7 April 2008
Sponsor
J.P.Morgan Equities Limited
Date: 07/04/2008 13:39:01 Produced by the JSE SENS Department.

The SENS service is an information dissemination service administered by the JSE Limited (`JSE`). The JSE does not, whether expressly, tacitly or implicitly, represent, warrant or in any way guarantee the truth, accuracy or completeness of the information published on SENS. The JSE, their officers, employees and agents accept no liability for (or in respect of) any direct, indirect, incidental or consequential loss or damage of any kind or nature, howsoever arising, from the use of SENS or the use of, or reliance on, information disseminated through SENS.

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CM15

CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

RECEIVED
2008 JUL -1 A 8:
OFFICE OF INTE
CORP FIN

Date: 04/06/2008

Our Reference: 17027546
Box: **99043**
Sequence: **8**

BARLOWORLD LIMITED
To be collected: BAW

RE: Amendment to Company Information
Company Number: 1918/000095/06
Company Name: BARLOWORLD

We have received a CM15 (Return of allotment of shares) from you dated 15/04/2008.

The CM15 was accepted and placed on file.

Yours truly
Registrar of Companies
JSI

Please Note:

The attached certificate can be validated on the CIPRO web site at www.cipro.co.za.
The contents of the attached certificate was electronically transmitted to the South African Revenue Services.

CM15

Certificate issued by the Registrar of Companies & Close Corporations on Wednesday, June 04, 2008 02:41
Certificate of Confirmation

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

Registration number	**1918 / 000095 / 06**
Enterprise Name	**BARLOWORLD**
Enterprise Shortened Name	**None provided.**
Enterprise Translated Name	**None provided.**
Registration Date	**29/08/1918**
Business Start Date	**29/08/1918**
Enterprise Type	**Public Company**
Enterprise Status	**In Business**
Financial year end	**September**
Main Business/Main Object	**FINANCIAL INTERMEDIATION, EXCEPT INSURANCE AND PENSION FUNDING FINANCIAL INTERMEDIATION, EXCEPT INSURANCE AND PENSION FUNDING**
Postal address	**P O BOX 782248 SANDTON 2146**
Address of registered office	**BARLOW OLD CORPORATE OFFICE 180 KATHERINE STR SANDTON 2146**

Certificate issued by the Registrar of Companies & Close Corporations on Wednesday, June 04, 2008 02:41
Certificate of Confirmation

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

Registration number	**1918 / 000095 / 06**
Enterprise Name	**BARLOWORLD**

Auditors

Name	**DELOITTE AND TOUCHE**
Postal Address	**PRIVATE BAG X6** **GALLO MANOR** **2052**

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appoint-ment date	Addresses
SHONGWE, OUPA ISAAC	6205255801085	Director	26/01/2007	Postal: P O BOX 782248, SANDTON, 2146 Residential: 12 ESSENWOOD AVENUE, DALECROSS, 2196
NYASULU, THEMBALIHLE HIXONIA	5409130798083	Director	26/01/2007	Postal: 410 JAN SMUTS AVENUE, CRAIGHALL PARK, 2196 Residential: 10 SHEILA PLACE, GILLITTS, 3610
HAMILTON, ALEXANDER GORDON KELSO	0944995990000	Director	26/01/2007	Postal: 51 CHELSEA SQUARE, LONDON SW3 6LH, UNITED KINGDOM, 0000 Residential: 51 CHELSEA SQUARE, LONDON SW3 6LH, UNITED KINGDOM, 0000
WILSON, DONALD GERT	5702245053083	Director	29/09/2006	Postal: P O BOX 782248, SANDTON, 2146 Residential: 50 WORCESTER ROAD, PARKWOOD, JOHANNESBURG, 2193
MKHABELA, SIBONGILE	5607310737082	Director	27/01/2006	Postal: P O BOX 797, HIGHLANDS NORTH, 2037 Residential: 15 STANRICH AVENUE, CYRILDENE, 2198
MNGOMEZULU, SIBANI	7202140124081	Company Secretary (Natural Person)	30/06/2005	Postal: P O BOX 782248, SANDTON, 2146 Residential: NO 45 FORESTDALE, AMADINA ROAD, DOUGLASDALE, 2125
LAUBSCHER, MARTIN	6001305016083	Director	09/05/2005	Postal: P O BOX 66511, HIGHVELD, 0169 Residential: 24 WALDORF DRIVE, CENTURION RES ESTATE & COUNTRY CLUB, CENTURION, 0046

Certificate issued by the Registrar of Companies & Close Corporations on Wednesday, June 04, 2008 02:41

Certificate of Confirmation

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appointment date	Addresses
BAQWA, SELBY ALAN MASIBONGE	5105045583087	Director	21/01/2005	Postal: POSTNET 492, PRIVATE BAG 4, MENLO PARK, 0102 Residential: 1 CARMEL AVENUE, NORTHCLIFF, JOHANNESBURG, 2195
BLACKBEARD, PETER JOHN	5705115091083	Director	10/05/2004	Postal: BARLOWORLD SCIENTIFIC TILLING DRIV, STONE STAFFORDSHIRE ST15 0SA, 2146 Residential: 4WOODLEA HALE BROOK GREEN, ALTRICHAM, CHESHIRE WA15 8WH, OOOO
RODRIGUEZ DE CASTRO GARCIA DE LO, GONZALO	4207270000000	Director	30/01/2004	Postal: MARIA DE MOLINA, N1 28006, MADRID SPAIN, OOOO Residential: MARIA DE MOLINA, N1 28006, MADRID SPAIN, OOOO
THOMSON, CLIVE BRADNEY	6605315015081	Director	01/04/2003	Postal: P O BOX 782248, SANDTON, 2146 Residential: 186 BRYANSTON DRIVE, BRYANSTON, SANDTON, 2196
PFEIFFER, STEVEN BERNARD	4701190000000	Director	27/08/2001	Postal: 801 PENNYSYLVANIA AVENUE NW, WASHINGTON DC,20004, USA, OOOO Residential: 301 NORTH VIEW TERRACE, ALEXANDRIA VA, USA 22301, OOOO
NTSEBEZA, DUMISA BUHLE	4910315121083	Director	18/05/1999	Postal: 718 HUGUENOT, CHAMBERS 7TH FLOOR, 40 QUEEN VICTORIA STREET, CAPE TOWN, 8001 Residential: 2 SILVERDALE, PINELANDS, CAPE TOWN, 7405
SURGEY, PETER MONTAGU	5412025707086	Director	21/08/1995	Postal: P O BOX 782248, SANDTON, 2146 Residential: 58 BOUNDARY LANE, SANDHURST, 2196
LEVETT, MICHAEL JOHN	3906065031002	Director	15/11/1995	Postal: 40 MAGNOLIA LODGE, KENSINGTON GREEN, MARLOES ROAD, LONDON W8 5UT, 5214 Residential: 40 MAGNOLIA LODGE, KENSINGTON GREEN, MARLOES ROAD, LONDON W8 5UT, 5214

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BAWP - Barloworld Limited - Preference Dividend Nu

25 Apr 2008

BAW BAWP
BAW
BAWP - Barloworld Limited - Preference Dividend Number 144
Barloworld Limited
(Registration number 1918/000095/06)
JSE code: BAWP
ISIN code: ZAE000026647
("Barloworld" or "the company")
PREFERENCE DIVIDEND NUMBER 144

Notice is hereby given that Preference Dividend Number 144 at the rate of 6% per annum for the six months ended 31 March 2008 (being six cents per share) be declared to all preference shareholders.

The salient dates for the preference dividend are as follows:

Date of declaration	Friday, 25 April 2008
Last day to trade preference shares cum dividend	Friday, 16 May 2008
Preference shares trade ex dividend	Monday, 19 May 2008
Record date	Friday, 23 May 2008
Payment date	Monday, 26 May 2008

Share certificates may not be dematerialised or rematerialised between Monday, 19 May 2008 and Friday, 23 May 2008, both days inclusive.

25 April 2008
Sandton
Sponsor: JP Morgan Equities Limited
Date: 25/04/2008 07:05:01 Produced by the JSE SENS Department.

The SENS service is an information dissemination service administered by the JSE Limited (`JSE`). The JSE does not, whether expressly, tacitly or implicitly, represent, warrant or in any way guarantee the truth, accuracy or completeness of the information published on SENS. The JSE, their officers, employees and agents accept no liability for (or in respect of) any direct, indirect, incidental or consequential loss or damage of any kind or nature, howsoever arising, from the use of SENS or the use of, or reliance on, information disseminated through SENS.

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BAW / BAWP - Barloworld Limited - Trading statemen

8 May 2008

BAW BAWP
BAW
BAW / BAWP - Barloworld Limited - Trading statement
Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Share code: BAW)
(ISIN: ZAE000026639)
(Share code: BAWP)
(ISIN: ZAE000026647)
("Barloworld")
Trading Statement
1. Headline Earnings Per Share from Continuing Operations
A strong operating performance in the southern African Equipment business and the non recurrence of STC on the 2007 special dividend are expected to result in an increase in headline earnings per share from continuing operations by between 100% and 110% for the half year to March 2008 over the comparable figure of 169 cents for the prior period. Excluding STC on the 2007 special dividend, headline earnings per share is expected to be up by between 45% and 55%.
2. Information Provided in Terms of the JSE Listings Requirements
In terms of Section 3.4(b) of the JSE Listings Requirements:

* Reported earnings per share is expected to increase by 25% to 35%,
* Reported headline earnings per share (including both continuing and discontinued operations) of 467 cents in the half year to March 2007 is expected to decline by 15% to 25%.

These earnings measures are not comparable to the prior period due to the unbundling of PPC, the disposal of Melles Griot, the unbundling of Freeworld Coatings and the disposal of the Laboratory business.
This financial information has not been reviewed or reported on by Barloworld`s auditors. Barloworld Limited expects to announce its results for the half year to March 2008 on 12 May 2008.
8 May 2008
Sandton
Sponsor: JP Morgan
Date: 08/05/2008 17:00:14 Produced by the JSE SENS Department.
The SENS service is an information dissemination service administered by the JSE Limited (`JSE`). The JSE does not, whether expressly, tacitly or implicitly, represent, warrant or in any way guarantee the truth, accuracy or completeness of the information published on SENS. The JSE, their officers, employees and agents accept no liability for (or in respect of) any direct, indirect, incidental or consequential loss or damage of any kind or nature, howsoever arising, from the use of SENS or the use of, or reliance on, information disseminated through SENS.

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BAW / BAWP - Barloworld Limited - Reviewed interim 12 May 2008

BAW BAWP
BAW
BAW / BAWP - Barloworld Limited - Reviewed interim results for the six months ended 31 March 2008
Barloworld Limited (Registration number 1918/000095/06)
JSE codes: BAW and BAWP
ISIN codes: ZAE000026639 and ZAE000026647
Reviewed interim results for the six months ended 31 March 2008
Barloworld delivers strong performance for the half year

- Operating profit increases 30% to R1 279 million
- Headline earnings per share from continuing operations up 105% to 345 cents
- Headline earnings per share from continuing operations (excluding STC on 2007 special dividend) up 50%
- Laboratory business unit disposed for R1 077 million (GBP 75 million)
- Coatings division listed and unbundled to shareholders
- Logistics acquisitions position business for international growth

Clive Thomson, CEO of Barloworld, said:
"The Barloworld group delivered strong growth in earnings for the half year. This was driven by the Equipment division in southern Africa which continued its growth trajectory given robust demand from the mining and construction sectors. In Spain, housing construction slowed, however public works activity has been affected to a lesser extent.
The Automotive division experienced difficult trading conditions in South Africa and Scandinavia. Within Handling, the strong southern African performance was partly offset by weak trading conditions in the US and modest growth in the UK. The Logistics division performed well and will be boosted by the recent acquisitions.
The strategic actions announced last year to refocus the group were completed in the first quarter. The sale of the Laboratory business was concluded in November and the shares in Freeworld Coatings were listed and unbundled to shareholders in December 2007. Our BEE transaction will be finalised in the short-term and we look forward to the benefits it will bring to the company, our employees, and our empowerment partners.
The group`s operating performance is expected to remain strong, driven by the Equipment business in southern Africa."
12 May 2008
Enquiries
Barloworld Limited: Sibani Mngomezulu, Tel +27 11 445 1000,
E-mail sibanim@barloworld.com
College Hill: Nicholas Williams, Tel +27 11 447 3030,
E-mail nickw@collegehillir.com
For background information visit www.barloworld.com
Chairman and Chief Executive`s Report
Strong operating performance
Following the completion of the strategic actions announced last year, the trading performance of the group, reflected as continuing operations in the income statement, comprises the results of the Equipment, Automotive, Handling and Logistics divisions.
Revenue from continuing operations rose by 8%, while operating profit increased by 30% to R1 279 million.
The Equipment division performed well with operating profits up by 41% to R864 million. This was driven by strong revenue growth coupled with improved margins in South Africa, Angola and Zambia. In Spain, housing construction slowed, however public works activity was affected to a lesser extent. Siberia continued with strong revenue and profit growth.

The Automotive retail business experienced difficult trading conditions in South Africa where a sharp drop in new vehicle sales and lower margins resulted in reduced profits. The turnaround in the Australian business was cemented by a further rise in profits. Results from car rental operations in southern Africa were satisfactory but trading conditions were difficult in Scandinavia in the low volume winter months.

In the Handling division, good growth in southern Africa was tempered by the slowdown in the US economy. The UK Handling business was flat, while Belgium and Holland showed good growth.

The Logistics division continued to grow with profits rising by 71% in southern Africa.

Headline earnings per share from continuing operations increased by 105% to 345.2 cents. The growth in earnings was driven by a strong operating performance and the fact that last year`s earnings included a charge for secondary tax on companies of R125 million on the special dividend paid in April 2007.

The Board declared an interim dividend of 100 cents per share, which represents the first interim dividend for the restructured group excluding the disposed and unbundled operations.

Corporate activity

The strategic actions announced last year to reposition the group were completed in the first quarter of this financial year. The sale of the Laboratory business was concluded and the sale proceeds of R1 077 million (GBP75 million) were received in November 2007.

The shares in Freeworld Coatings Limited (formerly the Coatings division of Barloworld) were listed on the JSE Limited on 3 December 2007 and were distributed as a dividend in specie to shareholders on 10 December 2007.

We were also pleased to announce the acquisition of the Dubai-based Swift Group and Flynt International in Hong Kong, including a number of their affiliates in the Far East, India, United Arab Emirates, Africa and Germany. These businesses provide niche services and logistics activities in their markets and will enhance the solutions offered by our growing Logistics division. The acquisitions will be included in our results from April 2008.

BEE and transformation

The process to finalise the details of the group`s broad-based black economic empowerment transaction is largely complete and an announcement in this regard will be made shortly. Whilst the transaction will lead to approximately 10% empowerment at holding company level, it is anticipated that it will result in an effective 25%+ empowerment of our South African operations.

Participants in the transaction will include South African based employees, current and future black management, community based partners, current black non-executive directors, an education trust, as well as a number of strategic equity and black business partners. In terms of IFRS, a significant non-cash charge will be incurred on implementation of the transaction in the second
half of the financial year.

Board and other management changes

Messrs Brandon Diamond and Andre Lamprecht retired from the board during December 2007. Messrs Trevor Munday and Robert Tomkinson retired from the Board during January 2008. The board appreciates the valuable contribution they have made to the group, the board and board committees in various capacities over the years.

Ms. Khanyisile Kweyama was appointed Group Executive - Global Human Resources and Transformation in February 2008.

Outlook

Growth in the mining and construction sectors in southern Africa is expected

to ensure continued high levels of demand for our Caterpillar equipment products and solutions. The electricity shortage in South Africa is also creating increased demand for our power generation products. The Siberian equipment business is expected to grow strongly.

In Spain, the construction industry is slowing considerably. Housing construction has been most affected, while the public works segment which represents the majority of our revenues has been affected to a lesser extent. Power systems demand remains strong and there are signs of increased activity in Portugal.

Motor vehicle retail sales are expected to remain depressed in South Africa following the recent increases in interest rates, while conditions in Australia should remain favourable. Increased vehicle utilisation in southern Africa
and the high season in Scandinavia are expected to produce improved profits from car rental in the second half of the year.

In the Handling division we expect the strong contribution from the southern African businesses to continue. We anticipate modest growth in Europe, while trading conditions in the US are likely to remain very difficult with the economy potentially entering a recession.

The Logistics division will be boosted by the International acquisitions and continued organic growth in Africa.

We look forward to the finalisation of the Broad Based BEE transaction and the benefits it will bring to the company, our employees in South Africa and our empowerment partners.

The group`s operating performance is expected to remain strong, driven by the Equipment business in southern Africa. Headline earnings per share from continuing operations for the full year will not match the growth achieved in the first half due to the expected non-cash charge for the BEE transaction and the financial instrument gain earned in the second half of last year from the marking to market of the PPC shares.

DB Ntsebeza CB Thomson
Chairman Chief Executive Officer

Group Financial Review

Revenue from continuing operations increased by 8% to R21.7 billion. Revenue
in 2007 included R1.7 billion attributable to Freightliner and certain other Handling businesses which were sold during the year.

Operating profit rose 30% driven by strong growth in Equipment southern Africa.

Net finance costs increased by R78 million to R316 million, mainly due to higher interest rates.

Taxation, before STC, increased by 51% to R289 million and the effective tax rate, excluding STC, prior year taxation and taxation on exceptional items was 29% (1H`07: 35%). The decrease was largely the result of the geographical split of income and the 1% reduction in the South African corporate tax rate this year.

STC of R44 million represents the charge arising from the final 2007 ordinary dividend paid in January 2008. The charge in 2007 included R125 million in respect of the special dividend of R5 per share paid in April 2007.

Headline earnings per share from continuing operations increased by 105% to 345 cents (1H`07: 169 cents). The growth in earnings is largely due to the improved operating performance and the absence of STC on the prior year special dividend. Operating profit in 2007 included a once-off charge of R60 million associated with the restructuring of the corporate offices.

In terms of accounting standards the results of the Cement, Coatings and Scientific divisions are included in discontinued operations until the dates of unbundling or disposal. The profit from discontinued operations of R384 million in the six months to March 2008 includes R52 million

representing the earnings of Coatings and the Laboratory business up to their unbundling or disposal and R332 million relating to the profit on the disposal of the Laboratory business.

Operating cash flows before changes in working capital amounted to R2 585 million. These are not comparable to the prior period which includes cash flows from Cement, Coatings and Scientific divisions before their unbundling or disposal.

Working capital increased by R1 640 million due to higher levels of trading activity particularly in the Equipment division. Net cash applied to investing activities of R1 300 million includes additions to property, plant and equipment of R570 million, a further net investment in rental assets and car hire vehicles of R1 694 million and proceeds of R1 077 million from the disposal of the Laboratory business. A payment of R759 million was made to fund the actuarial deficit following the merger of our two UK pension funds.

Total assets employed in the group increased to R35 663 million (September 2007: R30 655 million) mainly due to the weaker rand (R2 431 million) and increased working capital.

Total interest-bearing borrowings of R11 494 million (September 2007: R9 066 million) represent a group debt to equity ratio of 84% (September 2007: 81%). The weaker Rand has resulted in an increase in net interest-bearing borrowings at 31 March 2008 of R222 million. Debt of R308 million is included as a result of consolidating NMI/DSM.

Our group segmental gearing ratios are all within their target ranges as set out below:

Total debt to equity (%)	Trading	Leasing	Car Rental	Total Group
Target range	30 - 50	600 - 800	200 - 300	
Ratio at 31 March 2008	46	642	208	84
Ratio at 30 September 2008	38	646	216	81

The ratio of short to long-term debt has risen to 56:44 (September 2007: 52:48), however the proposed BEE transaction includes the inflow of long-term funds into the group and these proceeds will be used to reduce short-term borrowings.

DG Wilson

Finance Director

Operational reviews

In the case of the leasing businesses, the operating profit is net of interest paid. Income from associates, which includes our share of earnings from joint ventures, is shown at the profit after taxation level.

Net operating assets comprise total assets less non-interest bearing liabilities. Cash is excluded as well as current and deferred taxation assets and liabilities. In the case of the leasing businesses, net assets are reduced by interest-bearing liabilities.

Comparative numbers have been restated as per note 18.

EQUIPMENT

	Revenue		Operating Profit		Net operating assets
	6 months ended	Year ended	6 months ended	Year ended	

R million	31 Mar 08	31 Mar 07	30 Sep 07	31 Mar 08	31 Mar 07	30 Sep 07	31 Mar 08	30 Sep 07
-								
Southern Africa *	4 920	3 732	8 568	532	321	918	3 714	2 270
- Europe	4 262	3 511	7 422	332	292	612	5 587	3 738
	9 182	7 243	15 990	864	613	1 530	9 301	6 008
Share of associate income				11	6	36		

* The Southern African materials handling operation has been included under the Handling segment as from the current year. Comparatives have been reclassified accordingly

The Southern African Equipment business continued its growth trajectory, driven by robust demand from the mining and construction sectors and increasing power generation requirements. The sustained high level of commodity prices and the infrastructure programmes in South Africa, Angola and Zambia have underpinned the market for earthmoving equipment.

The global skills shortage and long equipment lead times remain the key challenges in the industry and both issues are being addressed with the assistance of Caterpillar.

In Iberia, revenues ended up on the prior period despite a weaker second quarter due to the uncertainty created by the Spanish general election and a slowdown in housing construction. The re-elected government has announced its intention to accelerate public works to mitigate the impact of the drop
off in the property sector. Our drive to gain market share across all sectors continues and our power systems business remains strong, particularly in marine engines. We are in the process of disposing of our Mitsubishi lift truck business and net assets of R414 million (Euro 32 million) have been reclassified as held for sale.

Conditions in Portugal have improved and there are some important long awaited infrastructure projects finally adjudicated. We also benefitted from Portuguese contractors securing local equipment to work abroad, although these export sales are at lower margins.

The results of the Siberian and Democratic Republic of Congo (DRC) joint ventures are included in associate income. The Siberian venture is experiencing rapid growth in both the earthmoving and energy sectors while the DRC is trading well with strong future prospects.

The total customer order book has grown to R8.5 billion (Sept 07: R5.4 billion) and we have $1.6 billion (Sept 07: $1.2 billion) of orders placed on Caterpillar, which together with equipment inventory on hand positions us well to meet our future customer commitments.

AUTOMOTIVE

	Revenue			Operating Profit / (Loss)			Net operating assets	
	6 months ended		Year ended	6 months ended		Year ended		
R million	31 Mar 08	31 Mar 07	30 Sep 07	31 Mar 08	31 Mar 07	30 Sep 07	31 Mar 08	30 Sep 07
- Southern Africa	826	664	1 209	172	194	325	3 193	2 820
- Europe	508	577	1 134	(33)	5	81	2 762	2 427

Car Rental	1 334	1 241	2 343	139	199	406	5 955	5 247
- Southern Africa	5 410	4 916	9 948	72	96	184	1 962	1 363
- Australia	1 403	1 134	2 448	33	23	48	1 031	743
Trading	6 813	6 050	12 396	105	119	232	2 993	2 106
Leasing Southern Africa*	451	364	701	33	34	76	362	346
	8 598	7 655	15 440	277	352	714	9 310	7 699
Share of associate income				6	4	17		

*Net operating assets after deducting interest-bearing borrowings

The benefits of our integrated motor vehicle usage solutions offering contributed to a 12% increase in revenue, however strong competition in a tough trading environment negatively impacted margins.

In Avis Rent a Car southern Africa, higher rental days and firmer rates were offset by reduced utilisation and a lower used vehicle profit contribution.

The prior period included a favourable depreciation adjustment of R22 million. Our focused strategic initiatives, which include a substantial investment in infrastructure and people during the period, will positively impact results into the future.

Our Scandinavian car rental business, which operates both Avis and Budget brands, posted a disappointing result for the period. However the seasonal earnings pattern results in substantially all of the profits being earned in the European summer. We are applying considerable focus and resources to this business and we anticipate improved results into the future.

The southern African Motor Retail operations are bearing the brunt of a slowdown in vehicle sales, after nine interest rate increases and the introduction of the National Credit Act. Notwithstanding this, our well structured dealership network is continuing to hold up well. Lower vehicle sales have been partly compensated by a strong performance from our after-sales business. The Subaru importation and distribution business suffered from a weaker Rand. Our Australian Motor Retail business is strategically well positioned and grew profits strongly.

Avis Fleet Services continues to secure large new contracts and this, together with an improvement in interest rate margin, have benefited the business. However weakness in the used vehicle market has negatively impacted profitability.

Associate income includes our DaimlerChrysler, Phakisaworld and Sizwe BEE joint ventures.

HANDLING

R million	Revenue 6 months ended 31 Mar 08	31 Mar 07	Year ended 30 Sep 07	Operating Profit / (Loss) 6 months ended 31 Mar 08	31 Mar 07	Year ended 30 Sep 07	Net operating assets 31 Mar 08	30 Sep 07
- Southern Africa	507	352	765	45	15	54	615	470
- Europe	1 574	1 307	2 690	26	30	55	830	687
- United								

States	909	2 627	4 330	16	49	72	699	579
Trading	2 990	4 286	7 785	87	94	181	2 144	1 736
- Europe	71	81	164	11	(4)	6	56	107
Leasing*	71	81	164	11	(4)	6	56	107
	3 061	4 367	7 949	98	90	187	2 200	1 843

*Net operating assets after deducting interest-bearing borrowings

The Southern African materials handling operation has been included under the Handling segment as from the current year. Companies have been reclassified accordingly.

From 1 October 2007, all the Hyster materials handling businesses are in one division enabling greater focus and synergies.

Trading in southern Africa for the first half has been good, although higher interest rates are starting to have some impact. Market share has grown and the order book is far stronger than last year. We are looking to dispose of long-term rental assets of R354 million to a financial institution.

In Europe, the prior period included the Vacuum Technologies business sold in April 2007. Belgium and Holland have seen good improvements in trading. There has been some slowdown in the UK and while prospects remain positive, customers appear reluctant to commit to new orders in the current economic climate. Systems and procedures are being revamped to improve efficiency and effectiveness.

In the United States, the prior period included the Freightliner and Ditchwitch businesses sold in July 2007. The slowdown in the US economy has had a direct impact on our materials handling operations resulting in poor trading results and a weaker order book. The customer base is being diversified away from construction related industries and additional resources have been deployed to boost sales. As in the UK, systems and procedures are being revamped to improve efficiency and effectiveness.

The UK leasing business continues to be wound down with the addition of an alternative funder in the UK. The UK Ministry of Defence and some residual customers will remain on our books.

LOGISTICS

	Revenue			Operating Profit			Net operating assets	
	6 months ended		Year ended	6 months ended		Year ended		
R million	31 Mar 08	31 Mar 07	30 Sep 07	31 Mar 08	31 Mar 07	30 Sep 07	31 Mar 08	30 Sep 07
Southern Africa	631	520	1 088	41	24	76	519	400
Europe	186	181	371	5	12	19	54	67
	817	701	1 459	46	36	95	573	467

Our African operations continued to show impressive organic growth and operating profit increased by 71%. We also concluded significant new business that will maintain our momentum. Following global trends, there is a growing customer awareness of the benefits associated with our integrated logistics business model in the region. This positive trend has been reinforced by the reorganisation of our team and activities into specialised industry sectors.

Our European operations experienced a slower start to the financial year. The software business in the UK has been impacted by customers delaying projects in the face of economic uncertainty. Our warehousing and distribution operations in Iberia are being re-organised and re-focused, including the implementation of an ERP system, to bring the business more

in line with our integrated logistics model.
With effect from 1 April 2008 we acquired Swift Freight in Dubai and Flynt International in Hong Kong, plus a number of their associates in Germany, India, China and the African continent for a total consideration of $83 million. This initiative will catapult Barloworld Logistics into the global logistics arena, especially with regard to freight movements from south-east Asia into Europe and Africa.

CORPORATE AND OTHER

	Revenue			Operating Profit / (Loss)			Net operating assets / (liabilities)	
	6 months ended		Year ended	6 months ended		Year ended		
R million	31 Mar 08	31 Mar 07	30 Sep 07	31 Mar 08	31 Mar 07	30 Sep 07	31 Mar 08	30 Sep 07
Southern Africa	33	35	53	2	(68)	(111)	565	633
Europe	-	-	-	(8)	(36)	(57)	(222)	(807)
	33	35	53	(6)	(104)	(168)	343	(174)

The downsizing of the corporate offices in southern Africa and UK is complete and we are on track to realise R100 million in annualised cost savings. The prior period includes redundancy costs of R60 million in respect of this corporate restructuring. The current period includes a benefit of R27 million relating to a reduction in the residual liability to share option holders following the unbundling of Pretoria Portland Cement Limited (PPC), as a consequence of movements in the PPC share price.
Net operating assets in southern Africa include R233 million relating to PPC shares held against the option liability. In Europe, the reduction in net operating liabilities is mainly due to a payment in December 2007 of R759 million (GBP55 million) to eliminate the actuarial deficit following the merger of our two UK pension funds.

CONDENSED CONSOLIDATED INCOME STATEMENT

		Six months ended			Year ended
R million	Notes	31 March 2008 Reviewed	31 March 2007 Reviewed Reclassified*	% Change	30 September 2007 Audited Reclassified**
Continuing operations					
Revenue		21 691	20 001	8	40 891
Operating Profit	3	1 279	987	30	2 358
Fair value adjustments on financial instruments	4	69	(3)		295
Finance costs	5	(395)	(296)		(701)
Income from investments		79	58		166
Profit before					

exceptional items		1 032	746	38	2 118
Exceptional items	6	(59)	(193)		(160)
Profit before taxation		973	553		1 958
Taxation	7	(289)	(191)		(549)
Secondary taxation on companies	7	(44)	(150)		(148)
Profit after taxation		640	212		1 261
Income from associates and joint ventures		18	10		53
Net profit from continued operations		658	222		1 314
Discontinued operations					
Profit from discontinued operations	11	384	743		1 245
Net profit for the period		1 042	965		2 559
Attributable to:					
Minority shareholders		8	179		289
Barloworld Limited shareholders		1 034	786		2 270
		1 042	965		2 559
Earnings per share (cents)					
- basic		506.4	389.7		1 120.0
- diluted		498.6	384.4		1 099.6
Earnings per share from continuing operations (cents)					
- basic		318.8	108.6		643.4
- diluted		313.9	107.1		631.7
Earnings per share from discontinued operations (cents)					
- basic		187.6	281.1		476.6
- diluted		184.7	277.3		467.9

* Reclassified for the treatment of the Cement and Coatings segments as discontinued operations - refer note 18
** Reclassified for the treatment of the Coatings segment as a discontinued operation - refer note 18
Refer note 2 for details of headline earnings per share calculation

CONDENSED CONSOLIDATED BALANCE SHEET

R million	Notes	31 March 2008 Reviewed	31 March 2008 Reviewed	30 September 2007 Audited
ASSETS				
Non current assets		12 986	13 755	12 019
Property, plant and equipment		7 383	8 242	6 847
Goodwill		2 246	2 522	2 046
Intangible assets		196	305	274
Investments in associates and joint ventures	9	1 107	875	928
Finance lease receivables		674	623	619
Long-term financial assets	10	718	615	686
Deferred taxation assets		662	573	619
Current assets		22 677	19 956	18 636
Vehicle rental fleet		4 447	3 504	3 902
Inventories		7 625	5 368	5 869
Trade and other receivables		7 828	6 661	6 185
Taxation		3	31	32
Cash and cash equivalents		1 479	1 056	1 201
Assets classified as held for sale	11	1 295	3 336	1 447
Total Assets		35 663	33 711	30 655
EQUITY AND LIABILITIES				
Capital and Reserves				
Share Capital and				

Premium		236	441	223
Other reserves		4 431	3 117	2 584
Retained income		8 802	8 711	8 334
Interest of shareholders of Barloworld Limited		13 469	12 269	11 141
Minority interest		201	581	80
Interest of all shareholders	8	13 670	12 850	11 221
Non-current liabilities		6 730	7 410	6 638
Interest bearing		5 081	4 989	4 379
Deferred taxation liabilities		703	746	610
Provisions		445	472	344
Other non-interest bearing		501	1 203	1 305
Current liabilities		15 263	13 451	12 796
Trade and other payables		7 774	5 965	6 854
Provisions		714	655	600
Taxation		322	512	445
Amounts due to bankers and short-term loans		6 413	4 739	4 687
Shareholders for dividend		-	1 015	
Liabilities directly associated with assets classified as held for sale	11	40	565	210
Total Equity & Liabilities		35 663	33 711	30 655

CONDENSED CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

R million	31 March 2008 Reviewed	31 March 2007 Reviewed	30 September 2007 Audited
Exchange gains / (losses) on			

translation of foreign operations	1 842	(228)	(229)
Translation reserves realised on the disposal of foreign subsidiaries	(200)	-	(284)
Gain/(loss) on cash flow hedges	251	(160)	(163)
Deferred taxation on cash flow hedges	(46)	45	39
Loss on revaluation of available for sale investments	-	-	(22)
Other reserve movements	-	1	-
Net actuarial losses on post-retirement benefit obligations	-	(3)	(54)
Net income/(loss) recognised directly in equity	1 847	(345)	(713)
Profit for the period	1 042	965	2 559
Total recognised income and expense for the year	2 889	620	1 846
Attributable to:			
Minority shareholders	12	176	289
Barloworld Limited shareholders	2 877	444	1 557
	2 889	620	1 846

GROUP SALIENT FEATURES

	Six months ended 31 March 2008	31 March 2007	Year ended 30 September 2007
Reviewed	Reviewed	Audited	
Number of ordinary shares in issue, net of buyback (000)	204 561	203 345	203 843
Net asset value per share including investments at fair value (cents)	6 811	6 194	5 714
Total liabilities to total shareholders` funds (%)	155.7	156.5	167.8
Total borrowings			

to total shareholders` funds (%)			
- Trading segment*	46.1	42.4	38.2
- Total group	84.1	75.9	80.8
Interest cover (times)			
- Trading segment*	5.4	4.8	5.3
- Total group - continuing operations	3.2	3.0	3.3

* Trading segment includes dealership businesses, but excludes leasing and car rental

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

R million	Notes	Six months ended 31 March 2008 Reviewed	31 March 2008 Reviewed	Year ended 30 September 2007 Audited
Cash flow from operating activities				
Operating cash flows before movements in working capital		2 585	3 269	6 370
Increase in working capital		(1 640)	(1 441)	(531)
Cash generated from operations		945	1 828	5 839
Realised fair value adjustments on financial investments		(18)	(22)	(16)
Finance costs and investment income		(321)	(234)	(523)
Taxation paid		(420)	(1 006)	(1 412)
Cash flow from operations		186	566	3 888
Dividends paid (including minority shareholders)		(414)	(1 197)	(2 629)
Net cash from operating activities		(228)	(631)	1 259
Net cash (applied to)/generated from investing activities		(1 300)	296	(880)
Acquisition of subsidiaries, investments and intangibles	12	(339)	(113)	(349)
Acquisition of property, plant and equipment		(570)	(772)	(1 485)
Net investments in rental assets	13	(838)	(511)	(1 310)
Net investments in car hire vehicles	13	(856)	(267)	(927)

Increase/(reduction) in instalment sale and leasing receivables	53	(14)	(46)
Proceeds on disposal of subsidiaries, investments and property, plant and equipment and sale of leasing assets	1 250	1 973	3 237
Net cash (outflow)/inflow before financing activities	(1 528)	(335)	379
Net cash from/(used in) financing activities	1 738	(654)	(988)
Ordinary shares issued	13	114	139
Funding of pension deficit on merger of UK schemes	(759)	-	-
Increase/(decrease) in interest-bearing liabilities	2 484	(768)	(1 127)
Net increase/(decrease) in cash and cash equivalents	210	(989)	(609)
Cash and cash equivalents at beginning of period	1 201	2 134	2 134
Effect of foreign exchange rate movements	154	(11)	(6)
Effect of unbundling Pretoria Portland Cement on cash balance	-	-	(318)
Effect of unbundling Freeworld Coatings on cash balance	(86)	-	-
Effect of cash included in assets classified as held for sale	-	(78)	-
Cash and cash equivalents at end of period	1 479	1 056	1 201

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

	Six months ended		Year ended
	31 March	31 March	30 September
	2008	2007	2007
R million	Reviewed	Reviewed	Audited

1. BASIS OF PREPARATION

The condensed interim consolidated financial statements have

been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting. The accounting policies and methods of computation used are consistent with those used for the group`s 2007 annual financial statements (which were prepared in accordance with International Financial Reporting Standards), except for the adoption of the following amended or new standards and interpretations:

- IFRS 7 Financial Instruments: Disclosures and related amendments to IAS 1 Presentation of Financial Statements
- IFRIC 13 Customer Loyalty Programmes
- IAS 32 (Revised) Financial Instruments: Presentation and related amendments to IAS 1 Presentation of Financial Statements (Capital disclosures)

The impact on the condensed interim consolidated financial statements of adoption of these standards and interpretations was not significant. Comparative numbers have been reclassified as per note 18.

Six months ended			Year ended
	31 March 2008 Reviewed	31 March 2007 Reviewed	30 September 2007 Audited
2. RECONCILIATION OF NET PROFIT TO HEADLINE EARNINGS			
Group			
Net profit attributable to Barloworld shareholders	1 034	786	2 270
Adjusted for the following:			
Profit/(loss) on disposal of discontinued operations (IFRS 5)	(173)	-	63
Loss on disposal of subsidiaries (IAS 27)	-	-	25
Realisation of translation reserve on disposal of offshore subsidiaries (IAS 21)	(200)	-	(197)
Profit on disposal of properties (IAS 16)	(3)	(3)	(45)
Impairment of goodwill (IFRS 3)	33	106	169
Impairment of investments in associates (IAS 28) and joint ventures (IAS 31)	29	125	149
Impairment of plant and equipment (IAS 16)	-	-	45
Profit on sale of plant and equipment excluding rental assets (IAS 16)	(5)	(4)	(7)
Gross remeasurements excluded from headline earnings	(319)	224	202
Total taxation effects of remeasurements	41	(70)	(82)

Interest of outside shareholders in remeasurements	-	1	4
Net remeasurements excluded from headline earnings	(278)	155	124
Headline earnings	756	941	2 394
Continuing operations			
Profit from continuing operations	658	222	1 314
Minority shareholders` interest in net profit from continuing operations	(7)	(3)	(10)
Profit from continuing operations attributable to Barloworld Limited	651	219	1 304
Adjusted for the following items in continuing operations:			
Loss on disposal of subsidiaries (IAS 27)	-	-	36
Realisation of translation reserve on disposal of offshore subsidiaries (IAS 21)	-	-	(197)
Profit on disposal of properties (IAS 16)	(3)	(2)	(42)
Impairment of goodwill (IFRS 3)	33	70	169
Impairment of investments in associates (IAS 28) and joint ventures (IAS 31)	29	125	149
Impairment of plant and equipment (IAS 16)	-	-	45
Profit on sale of plant and equipment excluding rental assets (IAS 16)	(5)	(2)	(6)
Gross remeasurements excluded from headline earnings from continuing operations	54	191	154
Total taxation effect of remeasurements	-	(70)	(79)
Net remeasurements excluded from headline earnings from continuing operations	54	121	75
Headline earnings from continuing operations	705	340	1 379

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

R million	Six months ended 31 March 2008 Reviewed	31 March 2007 Reviewed	% Change	Year ended 30 September 2007 Audited
2. RECONCILIATION OF NET PROFIT TO HEADLINE EARNINGS (continued)				
Discontinued operations				
Profit from discontinued operations	384	743		1 245
Minority shareholders interest in net profit from discontinued operations	(1)	(176)		(279)
Profit from discontinued operations attributable to Barloworld Limited	383	567		966
Adjusted for the following items in discontinued operations:				
Profit/(loss) on disposal of discontinued operations (IFRS 5)	(173)	-		63
Realisation of translation reserve on disposal of offshore subsidiaries (IAS 21)	(200)			
Profit on derecognition of subsidiary (IAS 27)				(11)
Profit on disposal of properties (IAS 16)		(1)		(3)
Impairment of goodwill (IFRS 3)		36		
Profit on sale of plant and equipment excluding rental assets (IAS 16)		(2)		(1)
Gross remeasurements excluded from headline earnings from discontinued operations	(373)	33		48
Total taxation effects of remeasurements	41			(3)
Interest of outside shareholders in remeasurements		1		4
Net remeasurements excluded from headline earnings from discontinued operations	(332)	34		49
Headline earnings from discontinued operations	51	601		1 015

Weighted average number

of ordinary shares in issue during the period (000)				
- basic	204 190	201 686		202 673
- diluted	207 372	204 490		206 444
Headline earnings per share (cents)				
- basic	370.2	466.6		1 181.2
- diluted	364.6	460.2		1 159.6
Headline earnings per share from continuing operations (cents)				
- basic	345.2	168.6	105	680.4
- diluted	340.0	166.3	104	668.0
Headline earnings per share from discontinued operations (cents)				
- basic	25.0	298.0		500.8
- diluted	24.6	293.9		491.6

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

	Six months ended 31 March 2008	31 March 2007	Year ended 30 September 2007
R million	Reviewed	Reviewed	Audited
3. OPERATING PROFIT			
Included in operating profit from continuing operations are:			
- Cost of sales (including allocation of depreciation)	16 416	15 239	30 763
- Depreciation	1 032	871	1 719
- (Loss)/profit on sale of rental assets	(9)	32	37
- Profit on sale of other plant and equipment	5	2	6
4. FAIR VALUE ADJUSTMENTS ON FINANCIAL INSTRUMENTS			
Gains/(losses) arising from:			
Investment in Pretoria Portland Cement Limited	(45)		312
Forward exchange contracts and other financial instruments	75	(2)	36
Translation of foreign currency monetary items	39	(1)	(53)
	69	(3)	295
5. FINANCE COSTS			
Total finance cost	(472)	(369)	(932)
Leasing interest classified as cost of sales	77	73	231

	(395)	(296)	(701)
reclassified the prior periods as per note 18			

6. EXCEPTIONAL ITEMS

Profit/(loss) on disposal of properties, investments and subsidiaries	3	2	6
Realisation of translation reserve on disposal of foreign subsidiaries			197
Impairment of goodwill	(33)	(70)	(169)
Impairment of investments	(29)	(125)	(149)
Impairment of property, plant and equipment			(45)
Gross exceptional losses	(59)	(193)	(160)
Taxation on exceptional items		70	79
Net exceptional losses			
- continuing operations	(59)	(123)	(81)
- discontinued operations (net of taxation and minorities)	332	(36)	10
Net exceptional profits/(losses)	273	(159)	(71)

The current year expense relates mainly to the impairment charge on goodwill carried relating to Avis Scandinavia and on Investments in associates and joint ventures

7. TAXATION

Taxation per income statement	(289)	(191)	(549)
Prior year taxation	(2)	2	17
Taxation on exceptional items		(70)	(79)
Taxation on profit before STC, prior year taxation and exceptional items for continuing operations	(291)	(259)	(611)
STC on normal dividends paid	(44)	(25)	(23)
STC on special dividend		(125)	(125)
Secondary taxation on companies for continuing operations	(44)	(150)	(148)

Profit before exceptional items	1 032	746	2 118
Dividends received	(14)	(3)	(2)
Profit before exceptional items and dividends received for continuing operations	1 018	743	2 116
Effective taxation rate excluding exceptional items, prior year taxation and dividends received for continuing operations (%)			
- excluding STC	28.6%	34.9%	28.9%
- including STC	32.9%	55.0%	35.9%

8. INTEREST OF ALL SHAREHOLDERS

Balance at the beginning of the period	11 221	14 360	14 360
Net income/(loss) recognised directly in equity	1 847	(345)	(713)
Net profit for the period	1 042	965	2 559
Reclassifications and other reserve movements	30	(31)	9
Dividends/capital distribution on ordinary shares	(414)	(2 213)	(2 629)
Effect of coatings unbundling	(69)		
Effect of cement unbundling			(2 504)
Shares issued in current period	13	114	139
Interest of shareholders at the end of the period	13 670	12 850	11 221

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

	Six months ended 31 March 2008		Six months ended 31 March 2007		Year ended 30 September 2007	
R million	Book Value/ Directors` valuation Reviewed	Market Value	Book Value/ Directors` Valuation Reviewed	Market Value	Book Value/ Directors` Valuation Audited	Market Value
9. INVESTMENT IN ASSOCIATES AND JOINT VENTURES						
Joint ventures	689	226	497	252	696	286
Unlisted associates	197	196	294	214	307	212
	886	422	791	466	1 003	498
Loans and advances		685		409		430
		1 107		875		928

10. LONG-TERM FINANCIAL ASSETS

Listed investments*	233	233	10	10	332	332
Unlisted investments	28	28	35	35	28	28
Investment in Portland Holdings Limited			260	260		
	261	261	305	305	360	360
Other long-term financial assets		457		310		326

718 615 686

* Includes PPC shares held amounting to R233 million (September 2007: R332 million and March 2007: Rnil) for the commitment to deliver PPC shares to option holders following the unbundling of PPC.
No longer applicable due to unbundling of PPC. Previously held as an investment.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

	Six months ended		Year ended
	31 March	31 March	30 September
	2008	2007	2007
R million	Reviewed	Reviewed	Audited

11. DISCONTINUED OPERATIONS AND ASSETS CLASSIFIED AS HELD FOR SALE
The Coatings segment was unbundled on 10 December 2007 and the Scientific laboratory business was sold in November 2007. The discontinued operations` trading results at March 2008 represent Coatings and Scientific, while the comparatives also include the Cement and Steel Tube segments. The profit or loss on disposal of discontinued operations represents the result of the Scientific and Steel Tube disposals current and prior year respectively.

Results from discontinued operations are as follows:

Revenue	710	5 605	9 368
Operating profit	92	1 282	2 013
Fair value adjustments on financial instruments	(1)	(9)	5
Finance costs	(15)	(69)	(104)
Income from investments	4	55	77
Profit before exceptional items	80	1 259	1 991
Exceptional items		(38)	14
Profit before taxation	80	1 221	2 005
Taxation	(33)	(488)	(721)
Profit after taxation	47	733	1 284
Income from			

associates and joint ventures	5	10	21
Net profit of discontinued operation before profit/(loss) on disposal	52	743	1 305
Profit/(loss) on disposal of discontinued operations (including realisation of translation reserve)	373		(63)
Taxation effect on disposal	(41)		3
Net profit/(loss) on disposal of discontinued operations after taxation	332		(60)
Profit from discontinued operations per income statement	384	743	1 245

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11. DISCONTINUED OPERATIONS AND ASSETS CLASSIFIED AS HELD FOR SALE (continued)

Segemental analysis of discontinued operations:

REVENUE

R million	Six months ended 31 March 2008 Reviewed	31 March 2007 Reviewed	Year ended 30 September 2007 Audited
Scientific	193	934	1 700
Cement		2 588	4 016
Steel Tube		348	348
Coatings	517	1 735	3 304
Total discontinued operations	710	5 605	9 368

11. DISCONTINUED OPERATIONS AND ASSETS CLASSIFIED AS HELD FOR SALE (continued)

Segemental analysis of discontinued operations:

OPERATING PROFIT/(LOSS)

R million	Six months ended 31 March 2008 Reviewed	31 March 2007 Reviewed	Year ended 30 September 2007 Audited
Scientific	14	74	104
Cement		987	1 527
Steel Tube		38	32

Coatings	78	183	350
Total discontinued operations	92	1 282	2 013

11. DISCONTINUED OPERATIONS AND ASSETS CLASSIFIED AS HELD FOR SALE (continued)

Segemental analysis of discontinued operations:

	NET OPERATING ASSETS		
	Six months ended		Year ended
	31 March	31 March	30 September
	2008	2007	2007
R million	Reviewed	Reviewed	Audited
Scientific	-	1 185	762
Cement		2 933	
Steel Tube		130	
Coatings		1 151	817
Total discontinued operations		5 399	1 579

	Six months ended		Year ended
	31 March	31 March	30 September
	2008	2007	2007
	Reviewed	Reviewed	Audited
The cash flows from the discontinued operations are as follows:			
Cash flows from operating activities	(440)	(530)	338
Cash flows from investing activities	898	(444)	243
Cash flows from financing activities	(492)	(260)	(800)
The major classes of assets and liabilities comprising the disposal group and other assets classified as held for sale are as follows:			
Property, plant and equipment, intangibles and vehicle rental fleet	1 165	1 338	674
Goodwill			260
Inventories	114	1 122	231
Trade and other current receivables		842	260
Deferred tax assets		66	9
Cash and cash equivalents		4	
Finance lease receivables	16		13
Assets of disposal group held for sale before impairment loss	1 295	3 372	1 447
Impairment loss on			

write-down to fair value less costs to sell		(36)	
Assets classified as held for sale	1 295	3 336	1 447
Interest-bearing liabilities		(31)	(36)
Trade and other payables	(40)	(534)	(174)
Total liabilities associated with assets classified as held for sale	(40)	(565)	(210)
Net assets classified as held for sale	1 255	2 771	1 237
Per business segment:			
Continuing operations			
Equipment1	450	28	30
Automotive	290	172	271
Handling2	515	982	118
Logistics			5
Corporate and other		279	81
Total continuing operations	1 255	1 461	505
Discontinued operations			
Scientific		1 180	732
Steel Tube		130	
Total group	1 255	2 771	1 237

1. Net assets relating to the Lift Truck business in Iberia with a carrying value of R414 million are anticipated to be sold within the near future.
2. Represents the anticipated sale of the Handling SA leasing book with a carrying value of R354 million and a portion of the offshore Leasing fleet with a carrying value of R161 million.

The remaining balance of assets held for sale represents rental assets that become available for sale on an ongoing basis as they are removed from rental fleets.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Six months ended	Year ended		
	31 March 2008	31 March 2007	30 September 2007
R million	Reviewed	Reviewed	Audited
12. ACQUISITION OF SUBSIDIARIES, INVESTMENTS AND INTANGIBLES			
Inventories acquired	336		
Receivables acquired	242		
Payables, taxation and deferred taxation acquired	(310)		
Goodwill and intangibles			

acquired	135		
Borrowings net of cash	(256)		
Property, plant and equipment and other non-current assets	254		
Total net assets acquired	263		
Less: Existing share of net assets of joint venture before acquisition and minority shareholders` interest	234		
Net assets acquired	29		
Goodwill arising on acquisitions	4		
Total purchase consideration	33		
Less: non-cash purchase consideration	33		
Net cash cost of subsidiary acquired	0		
Investments and intangibles acquired	339	113	349
Cash amounts paid to acquire subsidiaries and investments	339	113	349

The group exchanged its 65% interest in Garden City Motors (GCM) for additional shares in the NMI Durban South Motors business (NMI) effective 1 March 2008. The group`s shareholding in NMI increased from 50% to 51.18% as a result of this transaction. Goodwill arising on the acquisition of NMI amounting to R4 million is attributable to gaining control of the business.
The business was previously jointly controlled and therefore equity accounted in the group results up to 29 February 2008. The NMI result has been fully consolidated in the group results effective 1 March 2008.
The net profit from NMI since date of acquisition was R5 million. The disposal of GCM to NMI had no profit or loss effect for the group. If the above transaction had taken place at the beginning of the current period, the group would have reported total revenue of R22 912 million and net profit of R1 050 million for the six months to March 2008.

13. NET INVESTMENT IN RENTAL ASSETS AND CAR HIRE VEHICLES

Rental assets	838	511	1 310
Additions	1 318	994	2 314
Proceeds on disposals	(480)	(483)	(1 004)
Car hire vehicles	856	267	927
Additions	2 486	1 720	3 741
Proceeds on disposals	(1 630)	(1 453)	(2 814)

14. COMMITMENTS

Capital commitments to be incurred	1 925	3 002	2 291

Contracted	1 202	1 404	1 908
Approved but not yet contracted	723	1 598	383
Operating lease commitments	2 109	1 868	1 939
Share of buy-back and repurchase commitments of joint ventures	5		4

Capital expenditure will be financed by funds generated by the business, existing cash resources and borrowing facilities available to the group.

15. CONTINGENT LIABILITIES

Guarantees, claims and other contingent liabilities	1 234	671	989

Litigation, current or pending, is not considered likely to have a material adverse effect on the group.

Recourse debtors, buy-back and repurchase commitments*	507	1 158	449

*The related assets are estimated to have a value of at least equal to the commitment.

The group has given guarantees to the purchaser of the coatings Australian business relating to environmental claims. The guarantees are for a maximum period of eight years and are limited to the sales price received for the business. Freeworld Coatings Limited is responsible for the first A$5 million of any claim in terms of the unbundling agreement.

Warranties and guarantees have been given as a consequence of the various disposals completed during the prior year. None are expected to have a material impact on the financial results of the group.

There are no material contingent liabilities in joint venture companies.

16. RELATED PARTY TRANSACTIONS

Other than the impact of the disposal and unbundling of businesses per note 11, there has been no significant change in related party relationships since the previous year.

Other than in the normal course of business, there has been no significant transactions during the six months with associate companies, joint ventures and other related parties.

17. SUBSEQUENT EVENTS

Agreements for the acquisition by the group`s Logistics business of the Hong Kong based Flynt group as well as the Dubai-based Swift Group and its affiliates in the Far East, India, United Arab Emirates (UAE), Africa and Germany have recently been concluded. The effective date of the acquisitions are 1 April 2008 at a cost of US$83 million, subject to final adjustment based on profit and other warranties to be achieved. The allocation of the purchase price to the acquired assets, liabilities and contingent liabilities is still in the process of being determined.

The group is currently in the process of finalising the details of a broad-based black economic empowerment transaction and an announcement in this regard will be made shortly. Whilst the transaction will lead to approximately 10% empowerment at holding

company level, it is anticipated that it will result in an effective 25%+ empowerment of our South African operations.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

18. COMPARATIVE INFORMATION

The March 2007 comparative information has been reclassified for the treatment of the Cement and Coatings segments as discontinued operations due to their unbundlings in July 2007 and December 2007 respectively. The September 2007 comparatives have similarly been reclassified for the treatment of the Coatings segment as a discontinued operation. Both periods have also been reclassified for the treatment of inter group interest received from Leasing operations, which from the current year has been offset against finance costs rather than as an addition to income from investments.

The aggregate effect of the above changes on the annual financial statements for the period ended 31 March 2007:

Income statement

R million	Previously stated	Reclassification of Discontinued operations	Reclassification of inter group interest from Leasing operations	Restated
Revenue	24 324	(4 323)		20 001
Operating profit	2 157	(1 170)		987
Fair value adjustments on financial instruments	(12)	9		(3)
Finance costs	(401)	57	48	(296)
Income from investments	160	(54)	(48)	58
Profit before exceptional items	1 904	(1 158)		746
Exceptional items	(190)	(3)		(193)
Profit before taxation	1 714	(1 161)		553
Taxation	(797)	456		(341)
Profit after taxation	917	(705)		212
Income from associates and joint ventures	20	(10)		10
Net profit from continuing operations	937	(715)		222
Profit from discontinued operations	28	715		743
Net profit for the period	965			965
Attributable to:				
Minority shareholders	179			179

Barloworld Limited shareholders	786			786
	965			965
Earnings per share (cents) - basic	389.7			389.7
Earnings per share (cents) - diluted	384.4			384.4
Earnings per share from continuing operations (cents)				
Earnings per share (cents) - basic	375.8	(267.2)		108.6
Earnings per share (cents) - diluted	370.7	(263.6)		107.1
Earnings per share from discontinued operations (cents)				
Earnings per share (cents) - basic	13.9	267.2		281.1
Earnings per share (cents) - diluted	13.7	263.6		277.3

The aggregate effect of the above changes on the annual financial statements for the year ended 30 September 2007:

Income statement				
Revenue	43 238	(2 347)		40 891
Operating profit	2 741	(383)		2 358
Fair value adjustments on financial instruments	287	8		295
Finance costs	(816)	18	97	(701)
Income from investments	272	(9)	(97)	166
Profit before exceptional items	2 484	(366)		2 118
Exceptional items	(160)			(160)
Profit before taxation	2 324	(366)		1 958
Taxation	(809)	112		(697)
Profit after taxation	1 515	(254)		1 261
Income from associates and joint ventures	68	(15)		53
Net profit from continuing operations	1 583	(269)		1 314
Profit from discontinued operations	976	269		1 245
Net profit for the period	2 559			2 559

Attributable to:			
Minority shareholders	289		289
Barloworld Limited shareholders	2 270		2 270
	2 559		2 559
Earnings per share (cents) - basic	1 120.0		1120.0
Earnings per share (cents) - diluted	1 099.6		1099.6
Earnings per share from continuing operations (cents)			
Earnings per share (cents) - basic	773.7	(130.3)	643.4
Earnings per share (cents) - diluted	759.6	(127.9)	631.7
Earnings per share from discontinued operations (cents)			
Earnings per share (cents) - basic	346.3	130.3	476.6
Earnings per share (cents) - diluted	340.0	127.9	467.9

The restatements have not affected the balance sheets for 31 March and 30 September 2007.
The restatements have not impacted on cash flows.

19. AUDITOR`S REVIEW

Deloitte & Touche has reviewed these interim results. The unmodified review opinion is available for inspection at the company`s registered office.

SEGMENTAL SUMMARY

	Revenue		
	6 months ended		Year ended
R million	31 Mar 08	31 Mar 07	30 Sep 07
	Reviewed	Reviewed	Audited
Equipment	9 182	7 243	15 990
Automotive	8 598	7 655	15 440
Handling	3 061	4 367	7 949
Logistics	817	701	1 459
Corporate and other	33	35	53
Total continuing operations	21 691	20 001	40 891
Made up geographically as follows:			
Southern Africa	12 778	10 583	22 332
Europe	6 601	5 657	11 781
United States	909	2 627	4 330
Australia & Asia	1 403	1 134	2 448
Total continuing operations	21 691	20 001	40 891

The southern African materials handling operation has been included under

the Handling segment as from the current year. Comparatives have been reclassified accordingly.

SEGMENTAL SUMMARY (continued)

	Operating profit/ (loss)		
	6 months ended		Year ended
R million	31 Mar 08	31 Mar 07	30 Sep 07
	Reviewed	Reviewed	Audited
Equipment	864	613	1 530
Automotive	277	352	714
Handling	98	90	187
Logistics	46	36	95
Corporate and other	(6)	(104)	(168)
Total continuing operations	1 279	987	2 358
Made up geographically as follows:			
Southern Africa	897	616	1 522
Europe	333	299	716
United States	16	49	72
Australia & Asia	33	23	48
Total continuing operations	1 279	987	2 358

The southern African materials handling operation has been included under the Handling segment as from the current year. Comparatives have been reclassified accordingly.

SEGMENTAL SUMMARY (continued)

	Fair value adjustments on financial instruments		
	6 months ended		Year ended
R million	31 Mar 08	31 Mar 07	30 Sep 07
	Reviewed	Reviewed	Audited
Equipment	103	(5)	(5)
Automotive	8	(2)	(7)
Handling	(2)	7	(4)
Corporate and other	(40)	(3)	311
Total continuing operations	69	(3)	295
Made up geographically as follows:			
Southern Africa	70	(3)	297
Europe	(1)		(2)
-			
Total continuing operations	69	(3)	295

The southern African materials handling operation has been included under the Handling segment as from the current year. Comparatives have been reclassified accordingly.

SEGMENTAL SUMMARY (continued)

Segment result: Operating profit / (loss) including fair value adjustments

	6 months ended		Year ended
R million	31 Mar 08	31 Mar 07	30 Sep 07
	Reviewed	Reviewed	Audited

Equipment	967	608	1 525
Automotive	285	350	707
Handling	96	97	183
Logistics	46	36	95
Corporate and other	(46)	(107)	143
Total continuing operations	1 348	984	2 653
Made up geographically as follows:			
Southern Africa	967	613	1 819
Europe	332	299	714
United States	16	49	72
Australia & Asia	33	23	48
Total continuing operations	1 348	984	2 653

The southern African materials handling operation has been included under the Handling segment as from the current year. Comparatives have been reclassified accordingly.

SEGMENTAL SUMMARY (continued)

	Operating margin (%)		
	6 months ended		Year ended
R million	31 Mar 08	31 Mar 07	30 Sep 07
	Reviewed	Reviewed	Audited
Equipment	9.4%	8.5%	9.6%
Automotive	3.2%	4.6%	4.6%
Handling	3.2%	2.1%	2.4%
Logistics	5.6%	5.2%	6.5%
Corporate and other			
Total continuing operations	5.9%	4.9%	5.8%
Made up geographically as follows:			
Southern Africa	7.0%	5.8%	6.8%
Europe	5.0%	5.3%	6.1%
United States	1.8%	1.9%	1.7%
Australia & Asia	2.4%	2.0%	2.0%
Total continuing operations	5.9%	4.9%	5.8%

The southern African materials handling operation has been included under the Handling segment as from the current year. Comparatives have been reclassified accordingly.

SEGMENTAL SUMMARY (continued)

	Net operating assets / (liabilities)	
R million	31 Mar 08	30 Sep 07
	Reviewed	Audited
Equipment	9 301	6 008
Automotive	9 310	7 699
Handling	2 200	1 843
Logistics	573	467
Corporate and other	343	(174)
Total continuing operations	21 727	15 843

Made up geographically as follows:

Southern Africa	10 930	8 302
Europe	9 067	6 219
United States	699	579
Australia & Asia	1 031	743
Total continuing operations	21 727	15 843

The southern African materials handling operation has been included under the Handling segment as from the current year. Comparatives have been reclassified accordingly.

Distribution declaration for the six months ended 31 March 2008: Dividend Number 159

Notice is hereby given that the following dividend has been declared in respect of the six months ended 31 March 2008: Number 159 (interim dividend) of 100 cents per ordinary share

In compliance with the requirements of the JSE Limited, the following dates are applicable.

Last day to trade cum dividend	Friday, 30 May 2008
First trading day ex dividend	Monday, 02 June 2008
Record date	Friday, 06 June 2008
Payment date	Monday, 09 June 2008

Share certificates may not be dematerialised or rematerialised between Monday, 2 June 2008 and Friday, 06 June 2008, both days inclusive.

On behalf of the board
S Mngomezulu
Secretary

Directors
Independent: DB Ntsebeza (Chairman), SAM Baqwa, AGK Hamilton*, MJ Levett, S Mkhabela, TH Nyasulu, G Rodriguez de Castro de los Rios+, SB Pfeiffer
Executive: CB Thomson (Chief Executive), PJ Blackbeard, M Laubscher, OI Shongwe, PM Surgey, DG Wilson
*British American +Spanish

Corporate Information

Registered office and business address
Barloworld Limited
180 Katherine Street
PO Box 782248
Sandton
2146, South Africa
Tel: +27 11 445 1000
Email: invest @barloworld.com

Registrars - United Kingdom
Equiniti Limited
Aspect House, Spencer Road
Lancing, West Sussex
BN99 6DA, England
Tel: +44 190 383 3381

Transfer secretaries - South Africa
Link Market Services South Africa
(Proprietary) Limited
(Registration number 2000/007239/07)
11 Diagonal Street
Johannesburg, 2001
(PO Box 4844, Johannesburg)
Tel: +27 11 630 0000

Transfer secretaries - Namibia
Transfer Secretaries
(Proprietary) Limited
(Registration number 93/713)
Shop 8, Kaiser Krone Centre
Post Street Mall
Windhoek, Namibia
(PO Box 2401, Windhoek, Namibia)
Tel: +264 61 227 647

About Barloworld
Barloworld is a distributor of leading international brands providing integrated rental, fleet management, product support and logistics

solutions. The core divisions of the group comprise Equipment (earthmoving and power systems), Automotive (car rental, fleet services and motor trading), Handling (forklift truck distribution and fleet management) and Logistics (logistics management and supply chain optimisation).
We offer flexible, value adding, integrated business solutions to our customers backed by leading global brands.
The brands we represent on behalf of our principals include Caterpillar, Hyster, Avis, Mercedes, Chrysler, BMW, General Motors, Ford, Toyota, Volkswagen, Audi, Nissan, Volvo and others.
Barloworld has a proven track record of effectively managing long-term relationships with global principals and customers. We have an ability to develop and grow businesses in multiple geographies including challenging territories with high growth prospects. One of our core competencies is an ability to leverage systems and best practices across our chosen business segments. As an organisation we are committed to play a leading role in empowerment and transformation.
The company was founded in 1902 and currently has operations in 42 countries around the world with approximately half of our twenty thousand employees in South Africa.
Date: 12/05/2008 07:05:28 Produced by the JSE SENS Department.
The SENS service is an information dissemination service administered by the JSE Limited (`JSE`). The JSE does not, whether expressly, tacitly or implicitly, represent, warrant or in any way guarantee the truth, accuracy or completeness of the information published on SENS. The JSE, their officers, employees and agents accept no liability for (or in respect of) any direct, indirect, incidental or consequential loss or damage of any kind or nature, howsoever arising, from the use of SENS or the use of, or reliance on, information disseminated through SENS.

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CM15

CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

RECEIVED
2008 JUL -1 A 8:

Date: 04/06/2008

Our Reference:	17027552
Box:	**99043**
Sequence:	**9**

BARLOWORLD LIMITED
To be collected: BAW

RE: Amendment to Company Information
Company Number: 1918/000095/06
Company Name: BARLOWORLD

We have received a CM15 (Return of allotment of shares) from you dated 15/05/2008.

The CM15 was accepted and placed on file.

Yours truly
Registrar of Companies
JSI

Please Note:

The attached certificate can be validated on the CIPRO web site at www.cipro.co.za.
The contents of the attached certificate was electronically transmitted to the South African Revenue Services.

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE:
Registrar of Companies & Close Corporations
P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA.
Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile

Certificate issued by the Registrar of Companies & Close Corporations on Wednesday, June 04, 2008 02:41
Certificate of Confirmation

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

Registration number	**1918 / 000095 / 06**
Enterprise Name	**BARLOWORLD**
Enterprise Shortened Name	**None provided.**
Enterprise Translated Name	**None provided.**
Registration Date	**29/08/1918**
Business Start Date	**29/08/1918**
Enterprise Type	**Public Company**
Enterprise Status	**In Business**
Financial year end	**September**
Main Business/Main Object	**FINANCIAL INTERMEDIATION, EXCEPT INSURANCE AND PENSION FUNDING FINANCIAL INTERMEDIATION, EXCEPT INSURANCE AND PENSION FUNDING**
Postal address	**P O BOX 782248 SANDTON 2146**
Address of registered office	**BARLOW OLD CORPORATE OFFICE 180 KATHERINE STR SANDTON 2146**

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE:

Registrar of Companies & Close Corporations

P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA.

Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile

Certificate issued by the Registrar of Companies & Close Corporations on Wednesday, June 04, 2008 02:41
Certificate of Confirmation

CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Registration number	**1918 / 000095 / 06**
Enterprise Name	**BARLOWORLD**

Auditors

Name	**DELOITTE AND TOUCHE**
Postal Address	**PRIVATE BAG X6** **GALLO MANOR** **2052**

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appointment date	Addresses
SHONGWE, OUPA ISAAC	6205255801085	Director	26/01/2007	Postal: P O BOX 782248, SANDTON, 2146 Residential: 12 ESSENWOOD AVENUE, DALECROSS, 2196
NYASULU, THEMBALIHLE HIXONIA	5400130798083	Director	26/01/2007	Postal: 410 JAN SMUTS AVENUE, CRAIGHALL PARK, 2196 Residential: 10 SHEILA PLACE, GILLITTS, 3610
HAMILTON, ALEXANDER GORDON KELSO	0944995990000	Director	26/01/2007	Postal: 51 CHELSEA SQUARE, LONDON SW3 6LH, UNITED KINGDOM, 0000 Residential: 51 CHELSEA SQUARE, LONDON SW3 6LH, UNITED KINGDOM, 0000
WILSON, DONALD GERT	5702245053083	Director	20/09/2006	Postal: P O BOX 782248, SANDTON, 2146 Residential: 50 WORCESTER ROAD, PARKWOOD, JOHANNESBURG, 2193
MKHABELA, SIBONGILE	5607310737082	Director	27/01/2000	Postal: P O BOX 797, HIGHLANDS NORTH, 2037 Residential: 15 STANRICH AVENUE, CYRILDENE, 2198
MNGOMEZULU, SIBANI	7202146124081	Company Secretary (Natural Person)	30/06/2005	Postal: P O BOX 782248, SANDTON, 2146 Residential: NO 45 FORESTDALE, AMADINA ROAD, DOUGLASDALE, 2125
LAUBSCHER, MARTIN	6001305016083	Director	09/05/2005	Postal: P O BOX 66511, HIGHVELD, 0169 Residential: 24 WALDORF DRIVE, CENTURION RES ESTATE & COUNTRY CLUB, CENTURION, 0046

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE:
Registrar of Companies & Close Corporations
P O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA.
Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile

Certificate issued by the Registrar of Companies & Close Corporations on Wednesday, June 04, 2008 02:41

Certificate of Confirmation

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appointment date	Addresses
BAQWA, SELBY ALAN MASIBONGE	5105045583087	Director	21/01/2005	Postal: POSTNET 492, PRIVATE BAG 4, MENLO PARK, 0102 Residential: 1 CARMEL AVENUE, NORTHCLIFF, JOHANNESBURG, 2195
BLACKBEARD, PETER JOHN	5705115091083	Director	10/05/2004	Postal: BARLOWORLD SCIENTIFIC TILLING DRIV, STONE STAFFORDSHIRE ST15 0SA, 2146 Residential: 4WOODLEA HALE BROOK GREEN, ALTRICHAM, CHESHIRE WA15 8WH, OOOO
RODRIGUEZ DE CASTRO GARCIA DE LO, GONZALO	4207270000000	Director	30/01/2004	Postal: MARIA DE MOLINA, N1 28006, MADRID SPAIN, OOOO Residential: MARIA DE MOLINA, N1 28006, MADRID SPAIN, OOOO
THOMSON, CLIVE BRADNEY	6605315015081	Director	01/04/2003	Postal: P O BOX 782248, SANDTON, 2146 Residential: 186 BRYANSTON DRIVE, BRYANSTON, SANDTON, 2196
PFEIFFER, STEVEN BERNARD	4701190000000	Director	27/08/2001	Postal: 801 PENNYSYLVANIA AVENUE NW, WASHINGTON DC,20004, USA, OOOO Residential: 301 NORTH VIEW TERRACE, ALEXANDRIA VA, USA 22301, OOOO
NTSEBEZA, DUMISA BUHLE	4910315121083	Director	18/05/1999	Postal: 718 HUGUENOT, CHAMBERS 7TH FLOOR, 40 QUEEN VICTORIA STREET, CAPE TOWN, 8001 Residential: 2 SILVERDALE, PINELANDS, CAPE TOWN, 7405
SURGEY, PETER MONTAGU	5412025707086	Director	21/08/1995	Postal: P O BOX 782248, SANDTON, 2146 Residential: 58 BOUNDARY LANE, SANDHURST, 2196
LEVETT, MICHAEL JOHN	3906065031002	Director	15/11/1995	Postal: 40 MAGNOLIA LODGE, KENSINGTON GREEN, MARLOES ROAD, LONDON W8 5UT, 5214 Residential: 40 MAGNOLIA LODGE, KENSINGTON GREEN, MARLOES ROAD, LONDON W8 5UT, 5214

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BAW / BAWP - Barloworlds 10% Broad-Based Black Own 12 Jun 2008

BAW BAWP
BAW
BAW / BAWP - Barloworlds 10% Broad-Based Black Ownership Initiative
Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
JSE share code: BAW
JSE ISIN: ZAE000026639
JSE share code: BAWP
JSE ISIN: ZAE000026647
("Barloworld")

BARLOWORLD`S 10% BROAD-BASED BLACK OWNERSHIP INITIATIVE

1. Introduction

Further to the announcement on SENS and in the press on Monday, 12 May 2008, Barloworld is pleased to announce a black ownership initiative for the subscription of a 10% shareholding in the ordinary share capital of Barloworld by a broad-based grouping of black entities, upon the terms set out below ("the black ownership initiative"). The salient features of the black ownership initiative are summarised as follows:

- transaction value of R2.4 billion, based on the 30-day volume weighted average share price ("VWAP") of R103.87 per ordinary share in the share capital of Barloworld calculated for the 30 trading days ending at the close of trading on Friday, 6 June 2008 ("price calculation date");
- the participation of a broad-base of groups through the inclusion of employees of Barloworld`s South African operations, persons with educational needs, black non-executive directors of Barloworld, community service groups and strategic black partners;
- effective black ownership of approximately 29% of Barloworld`s South African operations after excluding mandated investments and offshore assets;
- the participants in the black ownership initiative will benefit from Barloworld`s growth locally and internationally as their shareholding is at the listed company level; and
- facilitation by Barloworld of the black ownership initiative.

Simultaneously with the black ownership initiative, Barloworld will be raising long-term debt of R1 504 million to replace current short-term debt. The black ownership initiative and the borrowing referred to above are subject to the fulfillment of the conditions precedent set out in paragraph 9 below, including shareholder approval.

2. Rationale for the black ownership initiative

Barloworld recognises the importance of Broad Based Black Economic Empowerment ("BBBEE") to achieving a sustainable economic and political environment in South Africa. To this end, Barloworld has developed a strategy to support the principles of BBBEE, which aims to achieve:

- a meaningful number of black directors and executives in Barloworld and its subsidiary companies;
- a staff complement that reflects South Africa`s diverse demographic profile;
- procurement policies that recognise BBBEE; and
- social development programs that are primarily directed at developing and empowering previously disadvantaged communities.

In February 2007, the Department of Trade and Industry ("DTI") issued the Codes of Good Practice on BBBEE, in terms of section 9 of the Broad Based Black Economic Empowerment Act, 2003 ("the Codes"). The Codes set out the criteria to be met by South African companies to ensure that commercial and sustainable solutions are found to support the imperatives of BBBEE. With

the Codes now published, Barloworld is able to assess Barloworld`s BBBEE credentials and take initiatives to obtain significant BBBEE scorecard points as contemplated by the Codes.

The board of directors of Barloworld ("the Board") believes that the black ownership initiative embraces the spirit of empowerment whilst achieving the requirements of the Codes and the goals of its BBBEE strategy.

3. Overview of the black ownership initiative

3.1 The participants

The black ownership initiative comprises four components, namely:

- a strategic black partner component, which will hold in aggregate 5.88% of the issued ordinary share capital of Barloworld;
- an employee component (including black non-executive directors), which will hold in aggregate 2.39% of the issued ordinary share capital of Barloworld;
- an educational trust component, which will hold 0.78% of the issued ordinary share capital of Barloworld; and
- a community service group component, which will hold in aggregate 0.95% of the issued ordinary share capital of Barloworld.

The employee component includes black managers, black non-executive directors and black and white (but primarily black) non-managerial employees. The educational trust component comprises a trust established for the education and developmental needs of primarily black persons. The community service group component includes organisations, independent from Barloworld, which have been established for the benefit of various South African communities. The strategic black partner component includes strategic black partners that bring with them experience and expertise that will add value to Barloworld`s business.

The black ownership initiative participants (collectively, "black participants") comprise the following:

- strategic black partners ("SBPs"), being the Gandaganda Empowerment Trust ("Gandaganda"), the Y Akoo Family Trust and the Jubada Akoo Family Trust (collectively referred to as the "Y J Family Trusts"), Zwavhudi Investment Holdings (Proprietary) Limited ("Zwavhudi"), Ayavuna Women`s Investment (Proprietary) Limited ("Ayavuna"), Izingwe BAW Holdings (Proprietary) Limited ("Izingwe") and Moty Capital Partners Consortium (Proprietary) Limited ("Moty"), which, among them, will acquire 5.44% of the issued ordinary share capital of Barloworld following the implementation in full of the black ownership initiative ("Barloworld`s increased share capital");
- Barloworld is currently in negotiations with an additional SBP with an existing relationship with Barloworld, for the acquisition of 0.44% of Barloworld`s increased share capital (the financial effect of this shareholding has been excluded from the economic cost referred to in paragraph 7 below);
- a trust ("the Black Managers Trust"), established for the empowerment of current as well as future black managers employed in the South African operations of Barloworld and its subsidiaries ("the Barloworld Group"), which will acquire 1.35% of Barloworld`s increased share capital;
- a trust ("the Black Non-Executive Directors Trust"), established for the benefit of Barloworld`s current black non-executive directors, which will acquire 0.04% of Barloworld`s increased share capital;
- a trust ("the Education Trust"), established for the education and developmental needs of primarily black persons, which will acquire 0.78% of Barloworld`s increased share capital; and
- community service groups ("CSGs"), being the DEC Investment Holding Company (Proprietary) Limited ("DEC"), the Ikamva Labantu Empowerment Trust ("Ikamva") and the Shalamuka Foundation ("Shalamuka"), which, among them, will acquire 0.95% of Barloworld`s increased share capital.

In addition, a trust ("the General Staff Trust") will be formed for the benefit of current black and white South African employees (at least 60% of whom will be black), employed in the South African operations of the Barloworld Group and not participating in any other Barloworld share incentive scheme or the Black Managers Trust, which will acquire 1.00% of Barloworld`s increased share capital.

3.1.1 The SBPs

Barloworld wishes to include, among the black participants, leading black business groups. Six SBPs have been identified to participate in the black ownership initiative, three of which have an existing relationship with Barloworld.

Gandaganda, the Y J Family Trusts and Zwavhudi are black owned and controlled entities that have been involved in businesses similar to some of the businesses conducted by Barloworld. Individuals from these entities have joined Barloworld at different operational levels, where they add value to the relevant businesses.

It is intended that an additional SBP with an existing relationship with Barloworld will be introduced, which will acquire 0.44% of Barloworld`s increased share capital. It is further intended that this partner will be involved in Barloworld`s automotive operations. Barloworld is currently in negotiations with that SBP.

3.1.1.1 Gandaganda

Gandaganda is a black empowered trust comprising of entrepreneurs and emerging business women. It is a vehicle set up by Dominic Sewela, Chief Executive Officer of Barloworld Equipment (South Africa), to participate in the black ownership initiative.

The key beneficiaries are:

- Katlego Le Masego Trust, which is the family trust of Dominic Sewela;
- Venus Management Services (Proprietary) Limited, whose sole shareholder is Moses Moloele;
- Dr. Tshomoko Reuben Sethulane Mahlare; and
- Basadi Empowerment Trust, led by Helen Mokgosi.

In addition, an employee trust is to be formed, which will be a beneficiary of Gandaganda. The beneficiaries of that trust will be black employees of Barloworld Equipment (South Africa). The employees that participate in this trust will not participate in the Black Managers Trust.

3.1.1.2 The Y J Family Trusts

Yunus Akoob Khamissa and Jubada Akoob Khamissa, the founders of the Y J Family Trusts, have an existing business relationship with Barloworld through jointly operating various motor dealerships. The key trustees and beneficiaries are Yunus Akoob Khamissa and his two sons Hassan Akoob Khamissa and Nizam Akoob Khamissa.

The Akoob Khamissa family has been very successful in the retail motor industry since 1980. Since 2003 the Akoob Khamissa family has been involved with Barloworld in a joint venture which owns Mercedes Benz, Chrysler, Jeep, Dodge, Subaru, Mitsubishi and Freightliner franchises in Durban and Pietermaritzburg.

3.1.1.3 Zwavhudi

Zwavhudi is a company that was founded by Litha Nkombisa and Ciko Thomas, who both currently work for Barloworld. Litha is the Chief Executive Officer of Barloworld Motor Retail Southern Africa, while Ciko is Marketing Director for Barloworld Automotive. Litha and Ciko were joint owners of Joburg City Auto BMW and VW Joburg City prior to joining Barloworld.

Zwavhudi`s aim is to look for value-adding strategic investments and partnership in the transport and related sectors in South Africa and the rest of the continent. Each of Litha and Ciko holds his shares in Zwavhudi through family trusts.

In their new roles as executives within Barloworld Automotive, Litha and Ciko`s proven record of success as entrepreneurs, managers and business

people, will add immediate value in the Barloworld spectrum of business operations.
Ayavuna, Izingwe and Moty are black controlled entities. Their respective shareholders include some of South Africa`s most influential individuals, who are highly respected in the business arena.

3.1.1.4 Ayavuna

Ayavuna is an investment company, owned and managed by black women, who have enjoyed great success in business in South Africa and bring this experience to those companies they invest in. They are selective in terms of where they invest as one of their core principles is value add. Ayavuna was founded by Hixonia Nyasulu, who is the executive chairman of Ayavuna.
Ayavuna has the following shareholders:

- Mawavune Women`s Investments (Proprietary) Limited (35%);
- the Nyasulu Family Trust (25%);
- The Standard Bank of South Africa Limited (20%);
- the Ayavuna Employee Share Incentive Trust (10%); and
- the Ayavuna Trust (a community trust) (10%).

One of the key principles that underpins Ayavuna`s investment choices since inception is to ensure that Ayavuna leaves footprints for posterity and where better to embed this philosophy but with women. To this end, in the past financial year, the Ayavuna Trust has made a distribution in excess of R3 million to its three beneficiary schools, which are high schools for young women in rural South Africa.

3.1.1.5 Izingwe

Izingwe is a special purpose vehicle established for the black ownership initiative, and has materially the same indirect shareholders as Izingwe Holdings (Proprietary) Limited ("Izingwe Holdings"), which is led by Sipho Pityana. Izingwe Holdings is a significant investor in mining, engineering and infrastructure development and suppliers to those sectors. It also has strong partnerships in the financial services sector. It is an active and long-term shareholder that makes focused and value enhancing interventions for its underlying investments. Its investments include AngloGold Ashanti plc, Aberdare Cables (Proprietary) Limited, Scaw Metals South Africa (Proprietary) Limited, Old Mutual plc and Nedbank Group Limited.

3.1.1.6 Moty

Moty is a broad-based company, comprising experienced black business people, trade and hawkers associations, charitable trusts and youth. Moty is led by Bheki Sibiya (Chairman), Bridgette Radebe, Lawrence Mavundla and Owen Maubane, who are all experienced business people.

- Moty`s shareholders are:
- Moty Capital Partners (Proprietary) Limited (22%);
- Mmakau Investments (Proprietary) Limited (investment vehicle owned by Bridgette Radebe) (15%);
- Bheki Sibiya (18%);
- Renaissance Mining and Exploration (Proprietary) Limited (black professionals) (10%);
- The Ibhongo Trust (a trust set up for the benefit of primarily the grandchildren of former President Nelson Mandela) (5%);
- MaAfrika Tikkun (an association incorporated under section 21)(6%); ACHIB (African Cooperative for Hawkers and Informal Business) Empowerment Trust (12%);
- the National Industrial Chamber Trust, a NAFCOC affiliate (5%); and
- an additional 7% is held by various black professionals.

Moty`s indirect shareholders include the Ithuba Trust (a charitable trust), which holds its interest in Moty through Moty Capital Partners (Proprietary) Limited.
Through its shareholders and directors, Moty is well placed to add value to Barloworld by providing a ready market for Barloworld`s products, assisting it in expanding into African markets, and by providing transformation and

leadership skills. Parts of Moty`s shareholding base in mining and resources, and supply chain management provide a complementary business focus.

3.1.2 The Black Managers Trust

Barloworld believes that an effective way to achieve broad-based black ownership is to empower its black staff. It is proposed that the Black Managers Trust be established for the benefit of current and future black managers employed in the South African operations of the Barloworld Group, in order to attract, retain and incentivise them.

Barloworld currently has approximately 140 black managers who will become vested beneficiaries of this trust. An internal committee has been established and tasked with formulating the criteria to determine the level of participation of black managers, employed in the South African operations of the Barloworld Group, in the Black Managers Trust on an equitable basis.

The beneficiaries of the Black Managers Trust will elect three of the five trustees of the trust from amongst themselves.

Dominic Sewela, Litha Nkombisa, Ciko Thomas, Yunus Akoob Khamissa, Hassan Akoob Khamissa, Nizam Akoob Khamissa, Isaac Shongwe and Mxolisili Kobus will not be beneficiaries of the Black Managers Trust as they are already participating in the black ownership initiative through their interests in the SBPs or other BBBEE initiatives in the Barloworld Group.

3.1.3 The Black Non-Executive Directors Trust

Barloworld has included its black non-executive directors in the black ownership initiative. The black non-executive directors of Barloworld who are proposed as beneficiaries of the Black Non-Executive Directors Trust are Dumisa Ntsebeza, Selby Baqwa and Bongi Mkhabela.

Hixonia Nyasulu will not be a beneficiary of the Black Non-Executive Directors Trust as she already has an interest in Ayavuna, which is participating in the black ownership initiative as an SBP.

There will be one Barloworld-appointed trustee of the Black Non-Executive Directors Trust.

3.1.4 The Education Trust

The Education Trust will be established to provide educational grants and/or other benefits primarily to black persons within the framework established by Barloworld and identified by the trustees of the Education Trust. Any person with qualifying educational needs will be eligible to participate in the trust, provided that at least 85% of the income of the Education Trust benefits black people.

The Education Trust will have five trustees. The majority of the trustees will be independent of Barloworld, and the composition of the trustees will meet the requirements prescribed by the Codes.

3.1.5 The CSGs

Barloworld believes that BBBEE is well served by allowing organisations that are broad-based and community focused to participate in the black ownership initiative. The DEC, Ikamva and Shalamuka are entities for the benefit of broad-based groups, the objectives of whom are the upliftment of previously disadvantaged communities.

3.1.5.1 DEC

DEC is wholly owned by the Disability Empowerment Concerns Trust ("the DEC Trust"). The DEC Trust was established in 1996 by seven non-governmental organisations representing people with disabilities.

- The key beneficiaries are:
- The Thabo Mbeki Development Trust for Disabled People;
- The Deaf Federation of South Africa;
- Disabled People South Africa;
- National Council for Persons with Physical Disabilities in South Africa;
- South African Federation for Mental Health;
- South African National Council for the Blind; and

- Epilepsy South Africa.

DEC was established to engage in business ventures in the context of BBBEE.

3.1.5.2 Ikamva

Ikamva is an empowerment vehicle for Ikamva Labantu, a non-governmental and non-profit organisation ("the Ikamva Labantu organisation"). The Ikamva Labantu organisation provides core services to communities, including primary healthcare, education and skills development, food security and enterprise development, and land and buildings. Ikamva has two beneficiaries, namely the Ikamva Labantu organisation, which has members that are community based organisations which serve community groupings that benefit disadvantaged, disabled, indigent, unskilled and poor people; and the Ikamva Labantu Trust, which was set up to benefit the Ikamva Labantu organisation.

3.1.5.3 Shalamuka

Shalamuka is a trust formed in 2006 to raise long-term, sustainable funding for the highly regarded Penreach Whole School Development Programme ("Penreach"). Penreach is a programme which develops teaching skills by way of workshops attended by over 2 000 public schools teachers from approximately 900 schools. Over 95% of the beneficiaries of Penreach are black, rural South Africans, of which at least 90% are black rural women. It is estimated that over 350 000 learners from rural areas benefit from Penreach annually.

3.1.6 The General Staff Trust

In order to incentivise and retain the non-managerial employees of the Barloworld Group, it is proposed that the General Staff Trust be established for the benefit of current black and white South African employees of the Barloworld Group. The beneficiaries of this trust will not participate in any other Barloworld share incentive scheme or in the Black Managers Trust. The beneficiaries of the trust will elect three out of the five trustees of the General Staff Trust.

Barloworld currently has approximately 11 000 employees who will become beneficiaries of this trust.

3.2 The resultant structure

Please refer to the announcement in the press to be released on Friday, 13 June 2008 for a diagram of the resultant structure.

4. Mechanics of the black ownership initiative

The black ownership initiative will be implemented through a specific issue for cash by Barloworld of 21.7 million ordinary par value shares of R0,05 each in the share capital of Barloworld ("Barloworld ordinary shares") as set out below.

4.1 The CSGs and the SBPs

The funding for the SBPs and the CSGs is fully underwritten by The Standard Bank of South Africa Limited.

Funding SPVs have been established for each of the SBPs and the CSGs to subscribe for their Barloworld ordinary shares and to advance the Barloworld Loans referred to below ("Funding SPVs"). The shares in each Funding SPV will be held by another ring-fenced entity ("Shareholding SPV"). The Shareholding SPVs will be special purpose companies set up specifically for the purposes of the black ownership initiative, save that the Shareholding SPV for Gandaganda will be a trust.

Ayavuna will hold the entire issued ordinary share capital of one of the Shareholding SPVs ("the Ayavuna Shareholding SPV"), and the Ayavuna Shareholding SPV will, in turn, hold all of the ordinary shares in one of the Funding SPVs.

Zwavhudi and each of the CSGs will, like Ayavuna, hold all the ordinary shares in the Shareholding SPVs, which in turn, will hold all the ordinary shares in the Funding SPVs.

The YJ Family Trusts will hold the entire issued ordinary share capital of one of the Shareholding SPVs ("the YJ Family Trusts Shareholding SPV") in

equal proportions and the YJ Family Trusts Shareholding SPV will, in turn, hold all the ordinary shares in one of the Funding SPVs. Each of Gandaganda, Moty and Izingwe has been specifically created for the black ownership initiative as a ring-fenced Shareholding SPV and will directly hold the entire issued ordinary share capital of a Funding SPV for it.
The Funding SPVs for DEC, Ikamva Labantu and Shalamuka will be allotted and issued with 0.32% of Barloworld`s increased share capital each.
The Funding SPVs for the YJ Family Trusts and Zwavhudi will be allotted and issued with 0.67% and 0.44% of Barloworld`s increased share capital, respectively.
The Funding SPVs for Izingwe and Moty will be allotted and issued with 0.75% of Barloworld`s increased share capital each.
The Funding SPVs for Ayavuna and Gandaganda will be allotted and issued with 1.50% and 1.33% of Barloworld`s increased share capital, respectively.
Each Funding SPV will subscribe for Barloworld ordinary shares as set out below:

- Each Funding SPV will initially subscribe for Barloworld ordinary shares ("the initial subscription shares") at the par value of those shares. The initial subscription shares will have full voting and economic rights.
- Barloworld will in certain circumstances, but in any event after a seven year period ("ordinary course period"), subject to the rights of the funders contemplated below, repurchase all of the initial subscription shares from the Funding SPV at their par value.
- Each Funding SPV will in certain circumstances, but in any event after the expiry of the ordinary course period ("the subscription date"), be obliged to subscribe for a stipulated number of Barloworld ordinary shares at a predetermined subscription price of R217.24 per Barloworld ordinary share. ("the maturity subscription shares").

The SBPs and CSGs will collectively procure an equity contribution of R44.9 million into their respective Funding SPVs, which will be used in part to settle the subscription price of the initial subscription shares whilst the balance will be used to advance a loan to Barloworld as described below.
The Funding SPVs have entered into loan agreements for the raising of an aggregate of R1 469 million, comprised of seven year senior amortising loans of R1 062 million in aggregate and seven year subordinated loans of R407 million in aggregate. The Funding SPVs will in turn use proceeds of these loans and the equity contribution (net of costs) to advance seven year fixed interest rate bullet loans of R1 504 million to Barloworld (the "Barloworld Loans").
At the end of the ordinary course period referred to above, the senior amortising loans will have been partially amortised, and each Funding SPV will be able to repay its obligations.
Any balance from the repayment of the Barloworld Loans following settlement by a Funding SPV of its funding obligations will be used to subscribe for the maturity date subscription shares in Barloworld (as mentioned above) on the subscription date. The Funding SPV will be required to raise its own funding to finance the balance needed for that subscription. If it is not able to raise the finance to subscribe for the Barloworld ordinary shares, the subscription date will be extended by a maximum of one year following the ordinary course period.
Prior to 31 December 2014, save with the prior written consent of Barloworld and save for any encumbrances permitted by the funding arrangements, the SBPs and CSGs will be unable to encumber or sell the shares they hold in their respective Shareholding SPVs, the Shareholding SPVs will be unable to encumber or sell the shares they hold in their respective Funding SPVs, and the Funding SPVs will be unable to encumber or sell the shares they hold in Barloworld. Between 31 December 2014 and 31 December 2017, save with the prior written consent of Barloworld or the relevant funders, the SBPs, CSGs,

Shareholding SPVs and Funding SPVs will not be entitled to encumber their shares in the Shareholding SPVs, Funding SPVs and Barloworld, respectively, but will, subject to restrictions imposed by the funding arrangements and a pre-emptive right in Barloworld`s favour, be entitled to sell the shares held in the Shareholding SPVs, Funding SPVs and Barloworld, respectively; provided that, if Barloworld does not exercise its pre-emptive right, the shares are sold to a third party that makes at least an equivalent contribution to the empowerment credentials of Barloworld.

4.2 The Black Managers Trust

Barloworld will make a contribution to the Black Managers Trust to enable it to subscribe, at par, for 1.35% of Barloworld`s increased share capital.

As a pre-condition to the issue of the Barloworld ordinary shares, the trust will not be entitled to any dividends or any other distributions on the shares held by the trust during a seven year period from the date on which the trust subscribes for the shares in Barloworld ("the BMT subscription date"). At the end of that seven year period ("the Maturity Date"), Barloworld will be entitled to repurchase, at par, a number of Barloworld ordinary shares from the trust determined as follows: the number of shares will be equal to the market value (at the BMT subscription date) of the Barloworld ordinary shares subscribed for by the trust on the BMT subscription date less the par value paid for them, adjusted by a factor of 12.34% per annum, less an amount equal to the dividends and any other distributions which would have been paid on the shares over the seven year period had the trust been entitled to receive them. The resultant number should be divided by the Maturity Date market value of one Barloworld ordinary share in order to determine the number of Barloworld ordinary shares to be repurchased from the trust.

Each beneficiary of the Black Managers Trust will receive a vested right to a certain number of Barloworld ordinary shares determined with reference to occupational level and cost to company at inception. The beneficiaries will need to remain in the employ of the Barloworld Group for a period of three, four and five years, respectively, from the date on which the Barloworld ordinary shares are allocated by the trust to the relevant beneficiaries ("the BMT allocation date"), in respect of one third, two thirds and all of the shares vested in them respectively, failing which the shares vested in them may be forfeited. The beneficiaries` voting rights in respect of the shares which are vested in them will be exercisable with effect from the BMT allocation date.

If the employment of a beneficiary is terminated for reasons of early retirement, dismissal or retrenchment prior to the five year period referred to above, he will forfeit his vested rights. In the event that the employment of a beneficiary is terminated for reasons of retirement at retirement age, death, disability or the sale of the business in which he is employed, he shall be deemed to have remained in the employ of Barloworld and shall not forfeit his vested shares. A beneficiary shall be entitled to receive all of the shares that are vested in him, less the shares repurchased by Barloworld at the Maturity Date, provided that the employment service requirements have been met. The beneficiaries will not be entitled to sell or encumber any of the shares vested in them until after the shares have been distributed to them.

4.3 The Black Non-Executive Directors Trust

Barloworld will make a capital contribution to the Black Non-Executive Directors Trust to enable it to subscribe for 0.04% of Barloworld`s increased share capital at a subscription price determined with reference to the VWAP of an ordinary share in the share capital of Barloworld calculated for the 30 trading days ending at the close of business on the price calculation date.

Each beneficiary of the trust will receive vested rights to the Barloworld ordinary shares allocated to him from the date on which the Barloworld

ordinary shares are allocated by the trust to him ("the BET allocation date"). The beneficiaries will need to remain on the Board for a period of three, four and five years from the BET allocation date, in respect of one third, two thirds and all of the shares vested in them, respectively, failing which the shares vested in them will be forfeited. The beneficiaries will be entitled to exercise the voting rights in respect of the shares allocated to them from the BET allocation date, and will receive the dividends paid in respect of those shares.

A beneficiary will be entitled to receive all the shares vested in him provided that the Board tenure requirements have been met. The beneficiaries will not be entitled to sell or dispose of any of the shares vested in them until after the shares have been distributed to them.

Any shares in the trust remaining after the relevant non-executive director has ceased to be a beneficiary of the trust or after the transfer of shares to the beneficiaries who remain in the trust, will be transferred to the Education Trust.

4.4 The Education Trust

Barloworld will make a capital contribution to the Education Trust to enable it to subscribe at par for 0.78% of Barloworld`s increased share capital. As a pre-condition to the issue of the Barloworld ordinary shares, the Education Trust will only be entitled to receive 25% of any of the dividends declared and other distributions made on the Barloworld ordinary shares held by the Education Trust during the first year after the date on which the Education Trust subscribes for the Barloworld ordinary shares ("the ET subscription date"), and 50% of any dividends declared and distributions made on the shares held by the Education Trust in each year thereafter. At the end of the Maturity Date, Barloworld will be entitled to repurchase, at par, such number of shares from the Education Trust as is determined in accordance with the formula set out in paragraph 4.2, save that the reference to `BMT subscription date` shall be read as reference to `the ET subscription date`.

A sub-committee of the Board will determine on an annual basis what constitutes a "qualifying need" for purposes of the trust and the trustees will determine the beneficiaries for each financial year, provided that 85% of the income of the trust accrues to black people.

This trust is intended to be a long-term trust. The Barloworld ordinary shares held by the Education Trust will not vest in the beneficiaries of the trust but will be held in trust for their benefit. At the Maturity Date, after Barloworld has repurchased the shares which it is entitled to, the remaining Barloworld ordinary shares held by the Education Trust will continue to be held in trust or will be transferred to a trust with similar objectives to the Education Trust, including being for the benefit of black people.

4.5 The General Staff Trust

Each company in the Barloworld Group which has South African employees will make a capital contribution to the General Staff Trust to enable the General Staff Trust to subscribe for 1.00% of Barloworld`s increased share capital at the same subscription price per share as the price per share at which the Black Non-Executive Directors Trust subscribed for its shares.

Each beneficiary of the General Staff Trust will be granted a certain number of Barloworld ordinary shares determined with reference to his length of service with the Barloworld Group. It is proposed that employees should be required to remain in the employ of the Barloworld Group for specified periods in order to avoid forfeiture of their shares. Beneficiaries will be entitled to voting rights in respect of the number of Barloworld ordinary shares granted to each of them. In addition, it is proposed that beneficiaries be entitled to dividends on the shares in respect of which they have met the employment service requirements. The final terms of the General Staff Trust in relation to the shares to be allocated to each

employee will be formulated taking into account the proposed amendments to section 8B of the Income Tax Act, 1962.

5. Use of funds received

A large portion of Barloworld`s existing borrowings are short-term in nature. Barloworld intends using the proceeds from the Barloworld Loans to repay a portion of its existing short-term borrowings and thereby restructure its funding into longer-term funding.

6. Consultations regarding black ownership initiative

In developing the black ownership initiative, Barloworld consulted with the DTI.

7. Economic cost

Barloworld has estimated the economic cost, based on current market conditions, of the black ownership initiative for the duration of the transaction to be approximately R682 million (of which R428 million will be recognised in profit or loss in the first six months), calculated in accordance with International Financial Reporting Standards in respect of share based payments. This translates into approximately 3.2% of the market capitalisation of Barloworld calculated with reference to the closing 30-day VWAP Barloworld ordinary share price of R103.87 per share on Friday, 6 June 2008.

8. Empowerment level in terms of the Codes

Empowerdex, one of South Africa`s foremost empowerment status verification agencies, has conducted an initial scoring of the black ownership initiative in accordance with Code 100 of the Codes. It is estimated that, after its implementation, the black ownership initiative will translate into an effective 29% black ownership of Barloworld if mandated investments and foreign operations, as defined in the Codes, are excluded from Barloworld`s existing shareholding structure.

9. Conditions precedent

The black ownership initiative is subject, inter alia, to the fulfillment of the following suspensive conditions:

9.1 all requisite shareholder approvals being obtained, among other things, for:

- authority to the directors of Barloworld to allot and issue Barloworld ordinary shares in terms of the black ownership initiative (including the compulsory subscription);
- sanctioning the terms of any financial assistance given by Barloworld in terms of the black ownership initiative;
- approving the specific repurchase by Barloworld of the Barloworld ordinary shares outlined in paragraphs 4.1, 4.2 and 4.4 above;

9.2 all regulatory approvals being obtained; and

9.3 the conditions to which the loan agreements referred to in paragraph 4.1 above being fulfilled or waived.

10. Pro forma financial effects

The pro forma financial effects set out below have been prepared to assist Barloworld ordinary shareholders to assess the impact of the black ownership initiative on the earnings ("EPS"), headline earnings ("HEPS"), net asset value ("NAV") and tangible NAV ("TNAV") per Barloworld ordinary share. The material assumptions are set out in the notes following the table. These pro forma financial effects have been disclosed in terms of the JSE Limited ("JSE") Listings Requirements and do not constitute a representation of the future financial position of Barloworld on implementation of the black ownership initiative. The pro forma financial effects are the responsibility of the Board and are provided for illustrative purposes only.

	Before the implementation of the black ownership initiative	After the implementation of the black ownership initiative	Percentage change

	(cents)	(cents)	
EPS	506.4	283.4	(44.0)
HEPS	370.2	147.8	(60.1)
NAV per share	6 584	6 547	(0.6)
TNAV per share	5 391	5 358	(0.6)

Notes:

1 The EPS, HEPS, NAV per Barloworld ordinary share and TNAV per Barloworld ordinary share "Before the implementation of the black ownership initiative" are based on the interim results for the six months ended 31 March 2008.

2 The EPS and HEPS "After the implementation of the black ownership initiative" are based on the assumption that the black ownership initiative was implemented on 1 October 2007 and include the following:

- An IFRS2 charge of R428 million based on the Barloworld closing share price on 6 June 2008 of R94.50 and the 30-day VWAP up to that date of R103.87.
- Additional interest of R10 million incurred on replacing existing funding at an average rate of 10.4% per annum with the funding from the black ownership initiative at a rate of 12.91% per annum.
- Transaction costs recognised in profit or loss amounting to R12 million associated with the implementation of the black ownership initiative.
- Charges amounting to R29 million, representing the payment of dividends to the SBPs and the CSGs in respect of the 2007 final dividend of 200 cents per Barloworld ordinary share.

3 The NAV per Barloworld ordinary share and TNAV per Barloworld ordinary share "After the implementation of the black ownership initiative" are based on the assumption that the black ownership initiative was implemented on 31 March 2008.

4 The EPS and HEPS "After the implementation of the black ownership initiative" are based on 204 983 329 weighted average Barloworld ordinary shares in issue (204 190 329 weighted average Barloworld ordinary shares in issue as per the interim results plus 793 000 Barloworld ordinary shares issued in the first year to the participants of the General Staff Trust).

5 The NAV per Barloworld ordinary share and TNAV per Barloworld ordinary share "After the implementation of the black ownership initiative" are based on 205 353 750 Barloworld ordinary shares in issue (204 560 750 Barloworld ordinary shares in issue as per the interim results plus 793 000 Barloworld ordinary shares issued in the first year to the participants of the General Staff Trust).

11. Important dates and times

The salient dates and times in respect of the black ownership initiative are set out below:

	2008
Circular and notice of general meeting posted to shareholders on or about	Monday, 21 July
Last day for receipt of proxies in respect of the general meeting by 10:30 on	Friday, 8 August
General meeting of shareholders at 10:30 on	Tuesday, 12 August
Results of general meeting released on SENS on	Tuesday, 12 August
Results of general meeting published in the press on	Wednesday, 13 August
Special resolutions lodged with the Registrar of Companies on or about	Wednesday, 13 August
Expected listing date of the new Barloworld ordinary shares on the JSE on	Monday, 25 August
Effective date of black ownership initiative on or about	Monday, 25 August

Notes:

1 The abovementioned times and dates are South African times and dates, and are subject to change. Any such change will be published on SENS and in the press.

12. Opinions and recommendations

Barloworld has structured the black ownership initiative to ensure it meets the objectives of its BBBEE strategy and the Codes. The Board is mindful of the fact that a failure by Barloworld to implement its BBBEE strategy will have negative consequences for the business of Barloworld.

Taking the above factors into account, the Board is of the opinion that the terms and conditions of the black ownership initiative will be to the long-term benefit of Barloworld`s shareholders. Accordingly, the Board recommends that Barloworld shareholders vote in favour of the resolutions to be proposed at the general meeting. In respect of their personal holdings in the share capital of Barloworld, the Board members intend to vote in favour of the resolutions to be proposed at the general meeting.

Hixonia Nyasulu, Dumisa Ntsebeza, Selby Baqwa and Bongi Makhabela have recused themselves of the decision-making process of the Board due to their interests in the transaction.

13. Documentation

A circular setting out the full details of the black ownership initiative, and the general meeting required to implement it, will be posted to Barloworld shareholders on or about Monday, 21 July 2008.

Sandton
12 June 2008
Investment bank and transaction sponsor
Standard Bank
Attorneys
Bowman Gilfillan
Reporting accountants and auditors
Deloitte & Touche
Empowerment adviser
Empowerdex
Sponsor
JP Morgan

Date: 12/06/2008 07:30:02 Produced by the JSE SENS Department.

The SENS service is an information dissemination service administered by the JSE Limited (`JSE`). The JSE does not, whether expressly, tacitly or implicitly, represent, warrant or in any way guarantee the truth, accuracy or completeness of the information published on SENS. The JSE, their officers, employees and agents accept no liability for (or in respect of) any direct, indirect, incidental or consequential loss or damage of any kind or nature, howsoever arising, from the use of SENS or the use of, or reliance on, information disseminated through SENS.

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